UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Structural Elements Holdings, LLC

Legal status of Issuer:

    Form:

    LLC

    Jurisdiction of Incorporation/Organization:

    Maryland

    Date of Organization:

    November 2, 2021

Physical Address of Issuer:

13214 Fountain Head Plaza Hagerstown, MD 21742

Website of Issuer:

https://structuralelements.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 of the dollar amount raised in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00). The Issuer paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) relating to certain onboarding expenses.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Units

Target Number of Securities to be Offered:

522

Price (or Method for Determining Price):

$143.48 per Unit*

Invest	Incentive
First thirty (30) days (July 7, 2025 – August 6, 2025 at 11:59 pm prevailing Pacific Time)	15% discount - $121.96 per Unit

*The Issuer intends to issue fractional Units; *provided, however*, it may elect to issue whole Units, rounded down to the nearest whole number of Units. No Investors will receive cash in lieu of fractional Units.

Target Offering Amount:

$74,896.56

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$4,999,991.04

Deadline to reach the Target Offering Amount:

October 5, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

Structural Elements Franchising LLC – 1
SEF Development, LLC - 4

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$1,660,116	$530,587
Cash & Cash Equivalents	$32,331	$11,713
Accounts Receivable	$18,482	$21,611
Short-term Debt	$1,051,709	$662,044
Long-term Debt	$1,753,820	$767,726
Revenues/Sales	$423,380	$267,258
Cost of Goods Sold*	$11,559	$7,952
Taxes Paid	$0	$0
Net Income/(Loss)	($446,230)	($375,343)

*Cost of Sales in the Issuer's financial statements

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Structural Elements Holdings, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $74,896.56 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,991.04 (the "**Maximum Offering Amount**") of Units (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $150 and the Maximum Individual Purchase Amount is $1,000,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by October 5, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as <u>Exhibit B</u>), Custody Agreement (attached as <u>Exhibit C</u>), and Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Trust Company, Inc., who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as <u>Exhibit D</u>.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/structuralelements (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends. The Securities do not entitle Investors to any distributions except as set forth in the Issuer's Operating Agreement (as defined below). Capitalized terms, section titles and numbers, used but not defined herein shall have the meaning ascribed to such term in the Issuer's Operating Agreement dated December 31, 2021, as amended ("**Operating Agreement**").

4.1 Distributions.

(a) Subject to the provisions of Section 4.1(b) and Section 4.1(c) below, Available Cash shall be distributed by the Company to the Members on not less than an annual basis and at such times and in such total amount as shall be determined by the Required Percentage of Members in the following order of priority:

(i) First, to any Franchisee Member during the first five (5) years of any Franchise Agreement between SEF and his Member Owned Franchising Affiliate, in an amount equal to the Initial Fees and Royalty Fees paid to the Company by such Member Owned Franchising Affiliate during the period from the date of the immediately preceding distribution pursuant to this Section 4.1(a)(i) and the date that the Required Percentage of Members approved of a current distribution under Section 4.1(a). In the event that there is insufficient Available Cash to give full effect to the preceding sentence and there are multiple Franchisee Members to whom this Section 4.1(a)(i) applies, each such Franchisee Member shall receive a pro rata share of the funds available for distribution under this Section 4.1(a)(i).

(ii) Then, to the Members in accordance with their respective Percentage Interests.

(b) The Company will, to the extent it has cash available for such purpose, to distribute to the Members, on or before April 1 of each year, an amount of cash sufficient to enable the Members to pay the aggregate federal, state and local income taxes derived by them from the allocation of taxable net income of the Company for the prior taxable year. Tax distributions under this Section 4.1(b) shall be determined assuming that each Member's distributive share of taxable income of the Company is subject to a combined effective federal and state income tax rate of forty percent (40%). All tax distributions made to the Members pursuant to this Section 4.1(b) shall be credited against and shall reduce subsequent distributions to the Members under the provisions of Section 4.1(a) above.

(c) The Company's obligation to make distributions pursuant to this Agreement (including, without limitation, Section 4.1 hereof) shall be subject to the restrictions governing distributions under the LLC Act and such other pertinent governmental restrictions as are now or may hereafter become effective.

4.2 Apportionment of Certain Proceeds. Upon a merger or consolidation of the Company with or into any other entity, or any other sale or disposition of all or substantially all of the Company's outstanding Units to another entity in one transaction or a series of related transactions, the Members will apportion the proceeds of such transaction(s) among themselves in the same order, manner, and proportions as such proceeds would have been distributed by the Company to the Members pursuant to Section 4.1(a) hereof.

4.3   Allocations of Profit and Loss.

(a) Subject to the provisions of Section 4.4 below, Profit for each fiscal year of the Company shall be allocated among the Members as follows:

(i)   First, to the Members in proportion to the Available Cash, if any, distributed to them pursuant to Section 4.1(a)(i);

(ii)   Second, if one or more Members has been allocated a Loss pursuant to Section 4.3(b) hereof, to each such Member in proportion to the amount of Loss so allocated until the amount of Profit allocated to each such Member under this Section 4.3(a)(i) is equal to the amount of Loss previously allocated to that Member pursuant to Section 4.3(b); and

(iii)   Third, to the Members in accordance with their respective Percentage Interests.

(b) Subject to the provisions of Section 4.4 below, Loss for each fiscal year of the Company shall be allocated among the Members as follows:

(i)   First, to the Members in proportion to the Available Cash distributed to them pursuant to Section 4.1(a)(i);

(ii) Second, to the Members in accordance with their respective Percentage Interests until the amount of Loss so allocated to each Member under this Section 4.3(b)(i) is equal to the amount of Profit previously allocated to that Member pursuant to Section 4.3(a)(ii); and

(iii) Third, to the Members in proportion to the positive balances in their respective Capital Accounts.

4.4 Regulatory Allocations.

(a) Qualified Income Offset. No Member shall be allocated Loss or deductions if the allocation causes the Member to have an Adjusted Capital Account Deficit. Any amount not allocated to a Member due to the preceding sentence shall be allocated among the Members not affected by the preceding sentence in proportion to their percentage ownership of the then-outstanding Units. If a Member receives (1) an allocation of Loss or deduction (or item thereof) or (2) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the excess as quickly as possible. This Section 4.4(a) is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

(b) Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3), and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Member, prior to any other allocation pursuant to this Article IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.4(b) shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.4(b) shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

(c) Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations promulgated thereunder.

(d) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article IV, if there is a net decrease in Member Minimum Gain during any taxable year, each Member who has a share of such Member Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 4.4(d) is intended to comply with the partner minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(e) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any taxable year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(f) Regulatory Allocations. The allocations set forth in this Section 4.4 (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Section 1.704-l(b). Notwithstanding any other provisions of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other profits, losses, and other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of allocations of other profits, losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

4.5 General.

(a) If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, and any Member receiving any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled to such assets. Unless the Required Percentage of Members or, if applicable, the Liquidator determines otherwise, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Required Percentage of Members or the Liquidator (in the case of a dissolution). The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.3 and shall be properly credited or charged to the Capital Accounts of the Members prior to the distribution of the assets in liquidation.

(b) All Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year or portion thereof for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer (in accordance with the provisions of this Agreement) during the taxable year, Profit or Loss shall be allocated between the transferor and the transferee on the basis of the number of days each was a Member during the taxable year. The Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to, any extraordinary non-recurring items of the Company.

(c) The Managing Member shall amend this Article IV so as to cause this Article IV to comply with the Code and the Regulations promulgated under Code Section 704(b).

(d) For purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulation Section 1.752-3(a)(3), the Members' interests in Company Profit are in proportion to their percentage ownership of the then-outstanding Units.

(e) All amounts withheld or paid as taxes pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution, or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to Section 4.1 for all purposes of this Agreement. The Company is authorized to withhold from distributions (or to withhold with respect to allocations) to the Members and to pay over to the applicable federal, state, or local taxing authority any amounts required to be so withheld pursuant to the Code or any provisions of state or local law and to treat such amounts as having been distributed to the Members with respect to which such amounts were withheld.

(f) The Profit or Loss of the Company shall be determined in accordance with the accounting methods followed for federal income tax purposes and otherwise in accordance with sound accounting principles and procedures applied in a consistent manner. An accounting shall be made for each fiscal year by the accountants employed by the Company as soon as possible after the close of each such fiscal year, to determine the Members' respective shares of Profit or Loss of the Company, which shall be credited or debited, as the case may be, to the Members' respective Capital Accounts. For tax purposes, all items of income, gain, loss, deduction or credit shall be allocated to and among the Members in the same proportion in which they share Profit and Loss.

(g) No Member shall have the right to receive distributions from the Company in any form other than cash.

(h) No Member shall be obligated to restore a Negative Capital Account.

(i) If a Unit is issued, through the exercise of an option or otherwise, under terms that give the Member acquiring the Unit a share of Profits accruing prior to the date the Unit is issued, then, notwithstanding any other provision of this Agreement: (i) such Member shall be specially allocated, from such Profits accruing from and after the date the Unit is issued, an amount equal to the Member's share of such Profits accruing prior to the date the Unit is issued, and (ii) the amount of that special allocation shall reduce the amount of such Profits accruing from and after the date the Unit is issued that is allocated to each other Member in proportion to the amount of such Profits accruing prior to the date the Unit is issued that were allocated to that Member.

4.6 Partnership Representative.

(a) The Members hereby appoint the Managing Member as the "partnership representative" as provided in Code Section 6223(a) (the "Partnership Representative"). The Members hereby appoint Douglas Bertram as the sole person authorized to act on behalf of the Partnership Representative (the "Designated Individual"). The Partnership

Representative or the Designated Individual can be removed at any time by a vote of the Required Percentage of Members. The Partnership Representative shall resign if it is no longer a Member. In the event of the resignation or removal of the Partnership Representative or the Designated Individual, the Required Percentage of Members shall select a replacement Partnership Representative or Designated Individual. If the resignation or removal of the Partnership Representative or Designated Individual occurs prior to the effectiveness of the resignation or removal under applicable Regulations or other administrative guidance, the Partnership Representative or Designated Individual that has resigned or been removed shall not take any actions in its capacity as Partnership Representative or Designated Individual except as directed by the other Members.

(b) The Partnership Representative shall promptly notify the Members of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment, and shall keep the other Members reasonably informed of the status of any tax audit or resulting administrative or judicial proceeding. However, the Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, including extending the statute of limitations, filing a request for administrative adjustment, filing suit relating to any Company tax refund or deficiency or entering into any settlement agreement relating to items of income, gain, loss or deduction of the Company.

(c) The Company shall not elect into the BBA Procedures for any tax year beginning before January 1, 2018, and, to the extent permitted by applicable law and regulations, the Partnership Representative on behalf of the Company shall annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018, pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company shall elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226, as amended by the BBA) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(e) The obligations of each Member or former Member under this Section 4.6 shall survive the transfer or redemption by such Member of its Units, the termination of this Agreement, or the dissolution of the Company.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

The Securities shall not have voting rights unless otherwise provided for by the Issuer. The Lead will vote consistently at the direction of the Managing Member of the Issuer (the "**Lead**").

The Issuer and certain members entered into that Operating Agreement.

6.3 Meetings of and Voting by Members.

(a) If the vote, consent, approval or determination of the Members is required pursuant to this Agreement, a meeting of the Members may be called by the Managing Member or any Member. Meetings of Members shall be held at the Company's principal place of business in the State of Maryland or at any other place designated by the Managing Member. No less than two (2) or more than ninety (90) days before the meeting, the Managing Member shall give written notice of the meeting to each Member. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member waives notice if before or at the meeting the Member signs a waiver of the notice which is filed with the records of Members' meetings, or is present at the meeting in person or by proxy. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney in fact. A Member may participate in any meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at the meeting. Except as may be otherwise provided in this Agreement, action by the Members under this Agreement, if required, shall be taken only by the Required Percentage of Members.

(b) In lieu of holding a meeting, the Members may vote or otherwise take action by a written instrument indicating the consent of the Required Percentage of Members or such other percentage as may be required by this Agreement.

(c) Prior to taking any action set forth in Section 5.1(c), the Managing Member shall call a meeting of the Members pursuant to Section 6.3(a).

DISSOLUTION

9.1 Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

(a) the election to dissolve and terminate the Company proposed by any Member and approved by the Required Percentage of Members; or

(b) the entry of a decree of judicial dissolution in respect of the Company.

9.2 Winding Up. Upon dissolution under Section 9.1 hereof, no further business shall be conducted by the Company except for the taking of such action as shall be necessary for the winding up of the affairs of the Company and the distribution of its assets to the Members pursuant to the provisions hereof, and thereupon such Person or Persons as the Required Percentage of Members shall designate shall act as liquidating trustee (the "Liquidator") and with reasonable speed proceed to wind up and terminate the business and affairs of the Company.

9.3 Sale of Company Assets. Upon dissolution, the Liquidator shall sell such of the Company assets as it deems necessary or appropriate. In lieu of the sale of any or all of the Company's property, the Liquidator may convey and assign all or any part of the Company's property to the Members. Such property shall be conveyed and accounted for in accordance with Section 4.5(a) above. A full accounting shall be made of the accounts of the Company and each Member thereof and of the Company's assets, liabilities and income, from the date of the last accounting to the date of such dissolution.

9.4 Distribution of Assets. Upon the liquidation or dissolution of the Company, the Liquidation Funds shall be distributed to the Members to the extent of and in proportion to their respective Capital Accounts, after taking into account the allocations of Profit or Loss pursuant to Section 4.3 hereof and prior distributions of cash or property pursuant to Section 4.1 hereof. The Liquidator shall use commercially reasonable efforts to carry out the liquidation in conformity with the timing requirements of Regulation Section 1.704-1(b)(2)(ii)(g), but will not be bound to do so or liable in any way to any Member for failure to do so.

9.5 Return of Capital Contributions. The Members shall look solely to the assets of the Company for the return of their Capital Contributions, and if the Company property remaining after the payment or discharge of the debts, obligations and liabilities of the Company is insufficient to return the Capital Contributions, they shall have no recourse therefor against the Liquidator, the Managing Member, or any Member.

9.6 Termination. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Liquidator to minimize the normal losses attendant upon a liquidation. Each of the Members shall be furnished with a statement prepared by the Company's accountants which shall set forth the property and liabilities of the Company as of the date of complete liquidation. Upon compliance with the distribution plan set forth herein, the Members shall cease to be such, and the Liquidator shall execute, acknowledge and cause to be filed with the SDAT Articles of Cancellation for the Company. Upon completion of the dissolution, winding up, liquidation and distribution of the liquidation proceeds, the Company and this Agreement shall terminate.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer; *provided, however*, such transferring Investor shall also comply with the transfer restrictions set forth in Section 7 of the Operating Agreement.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Equity Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

TRANSFERS

7.1 General Rule.

(a) Except as specifically permitted in this Article VII or in Article VIII hereof, no Member shall Transfer all or any portion of such Member's Units (or any interest therein) without the prior written consent of the Required Percentage of Members, which consent may be withheld for any reason or for no reason.

(b) Every Transfer shall be subject to all of the terms, conditions, restrictions and obligations set forth in this Agreement. In addition, each Transfer shall be evidenced by a written agreement, in form and substance satisfactory to the Required Percentage of Members, which is executed by the transferor and the transferee(s).

(c) The transferee of an interest in the Company transferred pursuant to this Article VII that is admitted to the Company as a Substitute Member in accordance with Section 7.6 hereof shall succeed to the rights and liabilities of the transferor Member and, after the effective date of such admission, the Capital Contribution and Capital Account of the transferor shall become the Capital Contribution and Capital Account, respectively, of the transferee, to the extent of the interest transferred.

(d) The admission of a transferee as a Substitute Member shall become effective on the date an amendment to reflect the transferred Units is duly recorded in the Company's records. Upon the admission of a Substitute Member, Schedule 1 shall be amended to reflect the name and address of the Substitute Member.

(e) Any attempted Transfer or withdrawal in contravention of any of the provisions of this Agreement shall be void *ab initio* and shall not bind or be recognized by the Company, the Managing Member, or the Members.

7.2 Certain Covenants of the Members. Each Member agrees with all other Members that such Member will not make any Transfer of all or any part of such Member's Units (or any interest therein) except in accordance with this Agreement.

7.3 Effect of Bankruptcy, Dissolution or Termination of a Member. The bankruptcy, dissolution, liquidation or termination of a Member shall not cause the termination or dissolution of the Company and the business of the Company shall continue. Except as otherwise provided in this Agreement, (i) upon any such occurrence, the trustee, receiver, executor, administrator, committee or conservator of such Member shall have all the rights of such Member for the purpose of settling or managing its estate or property, subject to the provisions of Section 7.5 hereof; and (ii) the Transfer by such trustee, receiver, executor, administrator, committee or conservator of any Member of any Units shall be subject to all of the restrictions hereunder to which such Transfer would have been subject if such Transfer had been made by such bankrupt, dissolved, liquidated or terminated Member.

7.4 Securities Laws Restrictions. Each Member understands that in addition to the restrictions on transfer contained in this Agreement, such Member must bear the economic risks of such Member's investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that such Member will not Transfer its Units unless such Units have been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

7.5 Member Dissociation Event.

(a) A Person shall cease to be a Member (a "Former Member") upon the occurrence of any of the following events (each a "Member Dissociation Event"):

(i) if the Member is an individual, the individual's death or adjudication by a court of competent jurisdiction as incompetent to manage the individual's person or property;

(ii) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(iii)   if the Member is a partnership or a limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;
(iv)   if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(v) if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company; and

(vi) any other event or condition with respect to a Member described in Section 4A-606 of the LLC Act.

(b) Immediately upon the occurrence of a Member Dissociation Event, the Former Member shall cease to have any rights under this Agreement as a Member and shall only have the rights of an assignee to receive distributions which the Former Member was entitled to receive with respect to his or its Units pursuant to the provisions of this Agreement. A Former Member expressly shall have no right to require the Company to redeem and liquidate the Former Member's Units.

7.6 Admission of Substitute Member.

(a) A Member who Transfers all or any part of its Units in accordance with the provisions of this Agreement shall remain a Member of the Company notwithstanding the Transfer of such Units, unless and until the transferee is admitted to the Company as a Substitute Member in accordance with the terms of this Section. Upon any permitted Transfer of any Member's Units pursuant to this Agreement, the transferor and transferee shall file with the Company an executed or authenticated copy of the written instrument of transfer.

(b) A transferee of a Member may be admitted as a Substitute Member with respect to the Units acquired by such transferee pursuant to this Agreement only if and when each and all of the following conditions are satisfied:

(i) the Required Percentage of Members (excluding the departing Member) approves the substitution of the transferee for the transferor;

(ii) the transferor and transferee have executed and acknowledged such instruments as the Required Percentage of Members (excluding the departing Member) may reasonably deem necessary or desirable to effect such Transfer;

(iii) unless waived by the Required Percentage of Members (excluding the departing Member), a transfer fee has been paid to the Company sufficient to cover all expenses of the Company connected with such Transfer;

(iv) if requested by the Required Percentage of Members (excluding the departing Member), the transferor or the transferee has furnished to the Company an opinion of counsel satisfactory to counsel to the Company that the Transfer can be effected without registration under the Securities Act and applicable state securities laws, and that the Transfer will not result in a termination of the Company for federal income tax purposes;

(v) a duly executed and acknowledged written instrument of transfer approved in form by the Required Percentage of Members (excluding the departing Member) has been filed with the Company setting forth the intention of the transferor that the transferee become a substituted Member in his place; and

(vi) the transferee accepts and agrees to be bound by all the provisions of this Agreement by executing any documents required by the Required Percentage of Members (excluding the departing Member).

7.7 Status of Certain Transferees.

(a) *Permitted Transfers*

(i) Any transferee in a Transfer made in accordance with this Agreement shall have all the economic rights of a Member with respect to the interest transferred, to the maximum extent permitted by the LLC Act and the Code, and shall be subject to the terms, conditions, and restrictions set forth in this Agreement.

(ii) Unless and until the transferee of part or all of the Units of a Member is admitted to the Company as a Substitute Member pursuant to this Agreement: (A) the transferee shall have no right to participate with the Members in any votes taken or consents granted or withheld by the Members hereunder, (B) the transferee shall have no right to further Transfer the Units transferred to him, and (C) the transferor shall remain liable to the Company for all contributions and other amounts payable with respect to the transferred Units to the same extent as if no Transfer had occurred.

(b) *Non-permitted Transfers*

(i) Unless and until all requirements set forth in this Agreement have been satisfied with respect to a proposed Transfer of Units, the Company shall continue to treat the transferor as the sole owner of the Units purportedly transferred, shall make no distributions to the purported transferee, shall not furnish to purported transferee any tax or financial information regarding the Company, and shall otherwise not treat the purported transferee as an owner of any Units or any other interest in the Company (either legal or equitable), unless otherwise required by law.

(ii) The Company shall be entitled to seek injunctive relief, at the expense of the putative transferor, to prevent any such purported Transfer.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 of the dollar amount raised in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00). The Issuer paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) relating to certain onboarding expenses.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Issuer was formed in 2021 in order to implement a reorganization to conduct substantially all of its business through a wholly-owned subsidiary—Structural Elements Franchising, LLC, a Maryland limited liability company ("***SEF Subsidiary***")—along with other related direct and indirect subsidiaries (together with SEF Subsidiary, the "***Subsidiaries***"). The performance of the Issuer is heavily dependent and reliant upon the performance of SEF Subsidiary and other Subsidiaries. Therefore, the risks associated with the operations of SEF Subsidiary and other Subsidiaries are explained below and should be viewed as being applicable to risks associated with investing in, owning and operating the Issuer.

SEF Subsidiary is the Issuer's core operating Subsidiary and was formed in August 2015 and has a very limited prior operating history upon which Investors may evaluate performance. The likelihood of the success of SEF Subsidiary must be considered in light of the expenses, complications and delays frequently encountered in connection with the establishment of a new business and the competitive environment in which SEF Subsidiary will operate. SEF Subsidiary's limited operating histories make prediction of future operating results difficult; any such predictions are merely speculative and cannot be guaranteed. Future revenues and profits, if any, will depend on various factors, including, but not limited to both initial and continued market acceptance of SEF Subsidiary's services and the successful implementation of its planned growth and marketing strategies.

Our operating results and growth strategies are closely and increasingly tied to the success of our franchisees.

SEF Subsidiary has been organized as a franchisor and offers franchises for providing orthopedic wellness services through the "Structural Elements" treatment process, which is a holistic approach to achieving balance and wellness in the body's structure pursuant to a body mapping system developed by Douglas Bertram.

We do not have full control over how our franchisees' businesses are run, and their inability to operate successfully could adversely affect our operating results through decreased royalty payments and other fees. If our franchisees incur too much debt, if their operating expenses or prices increase or if economic or sales trends deteriorate such that they are unable to operate profitably or repay existing debt, it could result in their financial distress, including insolvency or bankruptcy. If a significant franchisee becomes, or a significant number of our franchisees in the aggregate become, financially distressed, our operating results could be impacted through reduced or delayed royalty payments and reduced new unit development.

Our success also depends on the willingness and ability of our franchisees to implement major initiatives such as remodels or equipment or technology upgrades, which may require financial investment. Our franchisees may be unable to successfully implement strategies that we believe are necessary for further growth if their franchises do not participate, which in turn may harm the growth prospects and financial condition of SEF Subsidiary. Additionally, the failure of our franchisees to focus on the fundamentals of operations, such as quality service and cleanliness (even if such failures do not rise to the level of breaching the related franchise documents), could have a negative impact on our business.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the managing member, its executive officers and key employees.

We are dependent on our managing member, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our managing member, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may have future capital requirements.

Assuming the full amount offered hereby is purchased, as to which no assurance can be given, we anticipate that the proceeds from the Offering will be used to provide funds for ongoing operations of the Issuer. Although projections at this time do not indicate a need for additional capital based on the Issuer's plans for future growth and expansion, it is possible that the Issuer's growth strategy changes and would require additional capital. Consequently, it is possible that the Issuer may need additional capital in the future through one or more equity or debt financings. No assurance can be given that any such financings (if needed) will be available on terms acceptable to the Issuer, if at all and, if available, such financing may result in significant dilution to the Issuer's members and/or interest expenses. Insufficient funds may require the Issuer to scale back or eliminate some or all of the Issuer's plans for future growth and expansion in other markets.

After the Offering, the Managing Member will retain effective continuing control of the Issuer which may present certain conflicts of interest.

All Securities to be sold in the Offering will have no right to participate in management other than other than as provided in Section 5.1(b) and Section 5.1(c) of the Operating Agreement (the "***Material Actions***"). Except for the Material Actions, the Operating Agreement provides that all day-to-day decisions of the Issuer will be made by the Managing Member—Structural Elements, LLC—which is controlled by Douglas Bertram.

All Material Actions must be approved by the Members holding at least 70% of Issuer equity. Without regard to the amount of Securities to be sold in the Offering, neither a single Investor nor all Investors, collectively, will be able to approve or disapprove of any Material Action, and the Managing Member, together with any combination of existing members or new Investors sufficient to total at least 70% of the Issuer equity, will possess voting control and generally will be able to exert effective exclusive control over the business and operations of the Issuer. Further, the Managing Member will be in a position to veto any Material Action, even if such Material Action is desired by the other members.

Possible conflicts of interest may arise in the structure of the Offering and the governance and operations of the Issuer. As an example, the Managing Member has granted the Issuer an exclusive, royalty-free license to grant qualified third parties a license to operate franchises under the "Structural Elements" service mark and associated marks in the operation of "Structural Elements" businesses. The Managing Member also provides certain training and ongoing support services to franchises as the Issuer's sub-contractor and/or through leasing some of its employees to the Issuer. These services are critical to the success of the Issuer, and the Issuer is dependent on the Managing Member.

Investors are urged to review very carefully the terms of the Operating Agreement of the Issuer which is attached to the Instrument.

An investment in any LLC carries inherent tax and other risks.

The Issuer has been formed and organized as a limited liability company and intends to be classified as a partnership for federal income tax purposes. Accordingly, each item of income, loss, gain, deduction and credit of the Issuer will generally flow through to the members of each entity in accordance with the allocations called for in the Operating Agreement, as if such items were realized or incurred directly by the member. A member's distributive share of the taxable income or loss of the Issuer generally will also be required to be included in determining his reportable income for state and local tax purposes. If the Issuer were to be treated for tax purposes as a corporation, it would, among other things, pay income tax on its earnings in the same manner and at the same rate as a corporation, such earnings would be subject to tax again as income when distributed to the members, and losses, if any, would not be deductible by the members.

For federal income tax purposes, the amount of taxable income or loss of each member for any taxable year relating to the Issuer's operations will be determined on the basis of such member's allocable share of the Issuer's ordinary income and loss as well as capital gains and losses recognized during that year. If the Issuer has taxable income for a year, such income will be taxable to its members in accordance with their allocable shares of income, whether or not any amounts have been or will be actually distributed to them. Also, because the taxable income and loss are accounted for on a calendar year basis, profits might be generated in one year that are offset by losses in a subsequent tax year, and as a result a member may be required to pay tax on profits that the member never received. Subject to certain limitations in the Operating Agreement, the Managing Member will determine whether and in what amount, if any, the Issuer will make distributions. If a member incurs tax liabilities as a result of being allocated Issuer taxable income, there is no assurance the member will receive actual distributions of cash sufficient to pay such taxes.

The ability of members to claim current tax deductions for certain expenses or losses, including their share of any capital losses, will be subject to various limitations. Also, for members who are subject to the passive activity rules, their allocable share of income and loss in all likelihood will generally be considered passive income or loss. Therefore, any income or loss may be offset currently only against other sources of passive income or loss, such as from ownership of other partnership or limited liability company investments. It is possible that passive losses may be generated for a member at a time when the member has no income or loss from other passive sources. In such a situation, the member will not be entitled to offset his passive loss from the Issuer against salary or other sources of active income. Addtionally, the alternative minimum tax applies to certain items of tax preference. The limitations on the deduction of passive losses also generally applies for purposes of computing alternative minimum taxable income.

The tax returns of the Issuer may be audited by the IRS and these audits may result in adjustments to their returns. If an audit results in an adjustment, members may be required to file amended returns and to pay additional taxes plus interest. The partnership representative of the Issuer will have considerable authority to make decisions affecting the tax treatment and procedural rights of all of the members, whether in connection with an audit or otherwise.

Failure to protect the integrity and security of personal information of our customers and employees could result in substantial costs, expose us to litigation and damage our reputation.

SEF Subsidiary receives and maintains certain personal, financial and other information about our clients, employees and franchisees. In addition, our vendors and/or franchisees receive and maintain certain personal, financial and other information about our employees and clients. The use and handling of this information is regulated by evolving and increasingly demanding laws and regulations in various jurisdictions, as well as by certain third-party contracts.

Various federal and state laws regulate the privacy and security of personal information, including patient health care information. For example, under the federal Health Insurance Portability and Accountability Act ("***HIPAA***"), as amended by the federal Health Information Technology for Economic and Clinical Health Act ("***HITECH***"), healthcare providers must keep patient health care information confidential and only disclose such information to third parties when requests are properly submitted. In addition, providers must ensure the privacy and security of patient health care information it shares with any "business associate," which is defined under the HITECH Act, such as service providers or attorneys. Many states also have laws regulating the privacy and security of patient healthcare information that may impose further restrictions or obligations related to securing of such information from unauthorized disclosure or "hacking".

If our security and information systems are compromised as a result of data corruption or loss, cyber-attack or a network security incident or if our employees, franchisees or vendors fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could result in liabilities and penalties and could damage our reputation, cause us to incur substantial costs and result in a loss of customer confidence, which could adversely affect our results of operations and financial condition. Additionally, we could be subject to litigation and government enforcement actions as a result of any such failure.

Franchisees are subject to comprehensive regulation and compliance measures.

Operation of a franchise as an orthopedic wellness practice is subject to a significant degree of federal and state law regulation, including:

- Professional Licensure. Practitioners of orthopedic wellness services are required to obtain and maintain professional licensure in accordance with their state laws. While our franchise documents prohibit franchisees from employing any person in a position that requires a license or permit unless that person is currently licensed by all applicable authorities and a copy of the license or permit is in its business files, franchisees may fail to comply with these conditions. Any failure to so comply may result in fines and penalties, which could have adverse consequences on SEF Subsidiary's operations.

- Scope of Practice. Many states have professional services boards that determine rules and regulations regarding their respective members and the scope of services that may legally be offered by their members within a particular category of licensure. These requirements often apply to both the individual professional service provider and the professional's business entity. Practitioners are required under state law to render services within the appropriate scope of practice of their category of licensure. While our franchise documents require franchisees to ensure licensed practitioners operate within the parameters of the applicable scope of practice, franchisees may fail to comply with these conditions. Any failure to so comply may result in fines and penalties or lawsuits filed by patients who were treated by practitioners operating outside of their scope of practice, all of which could have adverse consequences on SEF Subsidiary's and the Issuer's operations.

- Corporate Practice of Medicine. The laws of many states prohibit business corporations from practicing medicine or certain other categories of health care and employing or engaging physicians or certain other categories of licensed health care practitioners to practice medicine or certain other categories of regulated health care services. Such laws preclude companies that are not owned entirely by licensed professionals from employing professionals, controlling clinical decision making, and engaging in other activities that are deemed to constitute the practice of medicine or other regulated health care services. While our franchise documents require franchisees to comply with applicable corporate practice of medicine guidelines, franchisees may fail to comply with these conditions. Any failure to so comply may result in fines and penalties, lawsuits by third party payors claiming that services rendered in violation of the corporate practice of medicine are not covered by the payor as well as well as sanctions imposed against the professional through licensing proceedings, all of which could have adverse consequences on SEF Subsidiary's and the Issuer's operations.

- Professional Liability Insurance. As a condition to a health care professional's licensing requirement, the professional (or the professional's business entity) may need to obtain and maintain a minimum amount of professional liability insurance. Franchisees are required to ensure that all health care practitioners carry professional liability insurance in amounts that meets applicable requirements under state law. There can be no assurance, however, that potential claims will not exceed these amounts or that franchisees and practitioners will comply with their obligation to maintain appropriate levels of professional liability insurance.

- Stark Law. The Ethics in Patient Referrals Act (the "**Stark Law**") prohibits physicians from referring their Medicare or Medicaid patients for certain designated health services to any provider with which they (or their immediate family members) have a financial relationship. Certain referrals, however, fit within specific exceptions in the statute or regulations. The penalties for violating the Stark Law include: denial of payment for the health services performed, civil fines of up to $15,000 for each service provided pursuant to a prohibited referral, fines of up to $100,000 for participation in a circumvention scheme, liability for claims billed to federal health care programs under the False Claims Act and potential exclusion from Medicare and Medicaid programs. While our franchise documents are structured in a way that is intended to comply with the Stark Law, there can be no assurance that franchisees or certain health care practitioners that have a financial relationship with franchisees will comply with the Stark Law or similar state laws. Any such actions could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations.

- Anti-Kickback Statute. The Social Security Act includes provisions addressing illegal remuneration (the "**Anti-Kickback Statute**") which prohibit providers and others from, among other things, soliciting, receiving, offering or paying, directly or indirectly, any remuneration in return for either making a referral for a service or item covered by a federal healthcare program or ordering or arranging for or recommending the order of any covered service or item. Violations of the Anti-Kickback Statute are punishable by civil monetary penalties of up to $100,000 or imprisonment (up to 10 years) for each violation, as well as damages up to three times the total amount of remuneration, and exclusion from participation in federal healthcare programs. In U.S. v. Greber, 760 F.2d 68 (1985), the Third Circuit United States Court of Appeals held that the Anti-Kickback Statute is violated if one purpose (as opposed to a primary or sole purpose) of a payment to a provider is to induce referrals. Other federal circuit courts have followed the Greber case and the Office of Inspector General ("**OIG**") at the U.S. Department of Health and Human Services takes the position that the one purpose test applies.

  Further, violations may occur even with respect to non-Medicare or Medicaid services if the arrangement has an impact on the referral pattern for Medicare or Medicaid services. Some states have enacted statutes similar to the Anti-Kickback Statute which are applicable to all referrals of patients. The Issuer and SEF Subsidiary has endeavored to structure their contractual relationships in compliance with these laws. If, however, the Issuer or SEF Subsidiary is unable to comply with applicable laws, there can be no assurance that the Issuer or SEF Subsidiary would not be challenged by the OIG or other agencies or regulatory bodies empowered to enforce the Anti-Kickback Statute. In addition, there can be no assurance that franchisees will comply with the Anti-Kickback Statute in the conduct of their business operations. This could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations.

- State Fraud and Abuse Laws. Many states have a state-specific version of the Anti-Kickback Statute that applies to claims or benefits submitted to the state Medicaid program. Other states have versions of this law that apply to claims billed to commercial payors or versions that apply even if the services are paid for by the patient out-of-pocket. These laws generally prohibit any person from soliciting or receiving any remuneration (which includes any kickback, bribe, or rebate, directly or indirectly, overtly or covertly, in cash or in kind) (1) in return for referring an individual to a person for the furnishing or arranging for furnishing of any item or service, or (2) in return for purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing, or ordering any good, facility, service, or item. They also prohibit any person from offering or paying any remuneration to any person to induce a person to refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicaid or other payors, or to purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may made in whole or in party by Medicaid or other payors.

  Some states also have laws that prohibit certain categories of licensed professionals from (1) dividing fees or agreeing to divide or split fees received for professional services with any person in return for bringing or referring a patient, (2) performing unnecessary services, and (3) charging grossly excessive fees or intentional filing or causing to be filed false or fraudulent claims for services to any private or governmental payor having a legal or contractual obligation to pay such claims on behalf of a patient. Although there can be no assurance, the Issuer believes that its and SEF Subsidiary's operations comply with applicable state fraud and abuse laws in all material respects. In addition, the franchise documents require franchisees to comply with applicable state fraud and abuse laws, although the Issuer cannot ensure such compliance by franchisees. Any such actions could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations.

- State Fee Splitting Laws. Many states prohibit licensed health care professionals from paying a portion of a professional fee to another individual unless that individual is an employee or partner in the same professional practice. Violation of a state's fee-splitting prohibition may result in civil or criminal fines, as well as loss of licensing privileges. Many states offer no clear guidance on what relationships constitute fee-splitting, particularly in the context of providing management services for licensed health care professionals. Although the Issuer has endeavored to structure its and SEF Subsidiary's contractual relationships in material compliance with these laws, there is no assurance that state authorities could not attempt to assert that fee-splitting prohibitions apply to the Issuer's and SEF Subsidiary's business practices. This could have a material adverse effect on SEF Subsidiary's and the Issuer's and franchisee's business, financial condition and results of operations.

- <u>False Claims Act</u>. Under the False Claims Act, the government may fine any person who knowingly submits, or participates in submitting, claims for payment to the federal government which are false or fraudulent, or which contain false or misleading information. This also includes the knowing retention of any overpayment. Under the False Claims Act, the term "person" means an individual, company, or corporation. The False Claims Act has been used to prosecute Medicare and other governmental program fraud in areas such as coding errors, billing for services not provided, and billing for care that is not medically necessary. Violations of the Anti-Kickback Laws and Stark Law also can form the basis for False Claims Act prosecutions in certain instances. Additionally, the False Claims Act has a provision that allows a private person to bring a civil action in the name of the United States government for violations of its provisions, and to obtain a portion of the recovery if the government intervenes in the action and ultimately prevails.

  The penalty for violation of the False Claims Act is a minimum fine of $11,500 for each fraudulent claim (up to a maximum of $22,900 per claim) plus three times the amount of damages caused to the government as a result of each fraudulent claim. In addition to the False Claims Act, several criminal statutes may be used to prosecute the submission of false or fraudulent claims for payment to the federal government. Many states have similar false claims statutes that impose liability for the types of acts prohibited by the False Claims Act.

  The franchise documents require franchisees to bill appropriately for all services rendered and Issuer is not responsible for franchise's billing, collection and reimbursement practices. However, there can be no assurance that franchisees will bill for services in accordance with applicable law. There can be no assurance that any activities of a franchisee will not be challenged or reviewed by governmental authorities or private parties asserting false claims. Any such actions could have a material adverse effect on SEF Subsidiary's and the Issuer's financial condition and results of operations.

- <u>Civil Monetary Penalties Law</u>. Pursuant to the Civil Monetary Penalties Law ("**CMPL**"), civil monetary penalties may be assessed against any person or entity who presents, or causes to be presented, certain ineligible claims for medical items or services. The amount of penalties varies, depending on the offense, from $2,000 to $50,000 per violation. In addition, penalties may be imposed on persons who have been excluded from the Medicare or Medicaid program and still retain ownership in a participating entity, or who contract with excluded persons. The franchise documents require franchisees to comply with applicable federal law, including the CMPL. However, there can be no assurance that franchisees will comply with the CMPL. Any such violations could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations.

- <u>Health Insurance Portability and Accountability Act of 1996</u>. Regulations promulgated pursuant to HIPAA require covered entities to comply with national standards for security and privacy of protected health information, notification requirements in the event of a breach of unsecured protected health information and with standards for transactions and code sets (the "**HIPAA Regulations**"). These standards are highly technical and specific, and they are intended to provide a minimum level of safeguards for the confidentiality of protected health information, as well as to establish certain rights to which patients are entitled under the law. Additionally, covered entities must comply with state laws that are more restrictive than HIPAA's privacy regulations. Civil monetary penalties may be imposed for violations of these regulations in the amount of $114--$57,000 per incident, with a maximum fine of $1.71 million per person per year per standard. Criminal penalties include (i) a fine not to exceed $25,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, (ii) a fine up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and (iii) a maximum fine of $250,000 and ten years in prison for obtaining or disclosing protected health information with intent to sell, transfer, or use such information for commercial advantage, personal gain, or malicious harm.

The franchise documents require franchisees to comply with the HIPAA Regulations as covered entities subject to HIPAA. However, there can be no assurance that franchisees will comply with HIPAA. Any such violations could have a material adverse effect on SEF Subsidiary's and the Issuer's business, financial condition and results of operations. In addition, SEF Subsidiary is directly subject to the HIPAA Regulations to the extent it is a business associate of franchisee covered entities. As such SEF Subsidiary (and the Issuer) may be subject to the penalties described above for any violations of the HIPAA Regulations.

- Reimbursement. All health care providers are dependent upon private pay, commercial and governmental third-party sources of payment for services provided to patients. SEF Subsidiary's franchise documents prohibit franchisees from enrolling in or participating with any commercial or governmental third party payors or health plans. If the Issuer in the future determines on behalf of SEF Subsidiary that franchisees can enroll in government or commercial health plans or third party payors and franchisee is unable or unwilling to enroll in such plans or, after enrollment, the reimbursement for such plans are reduced, franchisee's operating income would decrease. The amount of payment franchisee receives for its services may be adversely affected by market and cost factors as well as other factors over which the Issuer or franchisee has no control, including Medicare and Medicaid regulations and the cost containment and utilization decisions of third-party payors. Fixed fee schedules, capitation payment arrangements, exclusion from participation in managed care programs or other factors affecting payments for healthcare services over which the Issuer or SEF Subsidiary has no control could cause a reduction in SEF Subsidiary's and the Issuer's and franchisee's revenues.

Labor shortages or difficulty finding qualified employees could slow our growth, harm our business and reduce our profitability.

Our success depends in part upon our and our franchisees' ability to attract, retain and motivate a sufficient number of qualified employees, including licensed health professionals and administrative staff. The market for qualified employees in our industry is very competitive and the licensing requirements further narrow the labor pool. Any future inability to recruit and retain qualified individuals may delay the planned openings and expansions of our franchisees and could adversely impact operation of existing franchises. In addition, strikes, work slowdowns or other job actions may become more common. In the event of a strike, work slowdown or other labor unrest, the ability to adequately staff operations could be impaired, which could result in reduced revenue, and may distract our management from focusing on our business and strategic priorities.

Changes in labor and other operating costs could adversely affect our results of operations.

An increase in the costs of employee wages, benefits and insurance (including workers' compensation, general liability, property and health) as well as other operating costs such as rent and energy costs could adversely affect our operating results. Such increases could result from government imposition of higher minimum wages or from general economic or competitive conditions. Any increase in such operating expenses could adversely affect our and our franchisees' profit margins. In addition, competition for qualified employees could also compel us or our franchisees to pay higher wages to attract or retain key professionals, which could result in higher labor costs and decreased profitability.

The standard for determining joint employer status could adversely affect our business operations and increase our liabilities resulting from actions by our franchisees.

Unsettled and changing legal standards for determining joint employer status under various laws, particularly the National Labor Relations Act ("***NLRA***") and the U.S. Fair Labor Standards Act ("***FLSA***"), could adversely affect our business operations and increase our liabilities resulting from actions by our franchisees or their employees. The standards of both the National Labor Relations Board (the "***NLRB***") and the U.S. Department of Labor ("***DOL***"), which are different from one another, are presently the subject of proposed rulemaking that could change one or both of these agencies' current standards for determining when two or more otherwise unrelated employers may be found to be a joint employer of the same employees. Thus, the applicable standards are presently uncertain and subject to change. As an example of the current risk, however, under a version of the current standard of the NLRB the NLRB general counsel's office has issued complaints naming McDonald's Corporation as a joint employer of workers at its franchisees' operations for alleged violations of the NLRA. And depending on the contours of the standards that will apply after the ongoing rulemaking procedures have been completed, as applied to franchises the current or future joint employer standards of the NLRB or the DOL could cause us to be liable or held responsible for unfair labor practices, violations of wage and hour laws, and other violations and could also require us to conduct collective

bargaining negotiations regarding employees of our franchisees. Further, there is no assurance that we will not receive complaints similar to those against McDonald's Corporation in the future, which could result in legal proceedings based on the actions of our franchisees. In such events, our operating expenses may increase as a result of required modifications to our business practices, increased litigation, governmental investigations or proceedings, administrative enforcement actions, fines and civil liability.

We do not own the principal intellectual property used in the operations of our business.

Structural Elements, LLC, the Managing Member of the Issuer, has granted us the license and right throughout the United States to use certain intellectual property in connection with the ownership and franchising of orthopedic wellness businesses, except in Washington County, Maryland, which includes the service mark and trademark "STRUCTURAL ELEMENTS®" (collectively, the "***Marks***"), as well as methods and procedures for the establishment, management and operation of a Structural Elements franchise, including our logos, concept, style, trade secrets, proprietary programs and products, and confidential manual. Our continued use of this intellectual property is subject to the licensing agreement and there is no guarantee that the Issuer or SEF Subsidiary will retain a license in perpetuity to conduct our business.

The "Structural Elements" brand may be limited or diluted through franchisee and third-party activity.

Although we monitor and regulate franchisee activities through our franchise agreements, franchisees or other third parties may refer to or make statements about our brands that do not make proper use of the Marks or required designations, that improperly alter trademarks or branding, or that are critical of our brand or place our brand in a context that may tarnish its reputation. This may result in dilution of, or harm to, the intellectual property necessary for profitable operations of our business.

Franchisee noncompliance with the terms and conditions of our franchise agreements may reduce the overall goodwill of our brand, whether through the failure to meet health and safety standards, engage in quality control or maintain product consistency, or through the participation in improper or objectionable business practices. Moreover, unauthorized third parties, including our current and former franchisees, may use the intellectual property to trade on the goodwill of our brand, resulting in consumer confusion or dilution. Any reduction of our goodwill, consumer confusion, or dilution is likely to impact sales, and could materially and adversely impact our business and results of operations.

General economic factors may adversely affect our results of operations.

Management has no control over variances in the rate of inflation in general, demographic trends, consumer preferences and other economic changes in the anticipated market areas of the Issuer or any of its Subsidiaries which may adversely affect the Issuer. Specifically, national, regional and local economic conditions can adversely affect disposable consumer income and consumer confidence. Unfavorable changes in these factors or in other economic conditions affecting our members and guests could reduce spending, impose practical limits on our pricing and increase our costs. Any of these factors could lower or eliminate our profit margins and have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 of the dollar amount raised in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00). The Issuer paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) relating to certain onboarding expenses. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not have voting rights and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase the Securities, Investors will designate the Lead (as defined above) to act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities, and to execute on behalf of an investor all transaction documents related to the transaction. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights.

Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Certain "Early Bird" Investors may be eligible to receive the Securities at a discounted price.

Certain "early bird' Investors may be eligible to receive the Securities at a discounted price during the first thirty (30) days of the Offering. We have discretion to vary the price of Units we sell to the Investors. As a result, Investors who purchase Units in this Offering at different price may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Instrument and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer may issue additional equity to third-party financing sources and potential strategic partners in amounts that are uncertain at this time, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's economic interests in the Issuer. The amount of additional financing that may be needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Issuer securities.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Structural Elements® is a holistic orthopedic and wellness company that uses a proprietary treatment method to address the root causes of musculoskeletal pain. Our methodology focuses on biomechanics, fascia, and the autonomic nervous system, delivering personalized care that supports long-term wellness. We operate on a cash-based model, allowing providers to offer effective, preventative treatment outside the limits of insurance reimbursement. In addition, our clinics offer memberships to utilize passive modalities such as red light therapy, cryotherapy, and other cutting-edge treatment offerings.

Structural Elements Holdings, LLC operates three subsidiaries. Structural Elements Franchising LLC leads franchise expansion and support, while two additional subsidiaries, SEF Development, LLC (company-owned clinics) and SE Education, LLC (therapist training and (se)®LAB mobile app) support operational growth and brand consistency. Our intellectual property, including trademarks and treatment methodology, is owned by Structural Elements, LLC, and exclusively licensed to Structural Elements Franchising, LLC (SEF).

With a diverse ownership structure and a leadership team experienced in clinical care, franchising, and business development, Structural Elements® is positioned to scale rapidly in the $420 billion musculoskeletal care market and the $1.7 trillion U.S. wellness economy.

Business Plan

Structural Elements® is building a national network of holistic orthopedic wellness clinics through a hybrid franchise and micro-franchise model. Our strategy focuses on scaling our proprietary treatment method while maintaining clinical quality and brand integrity. We license the Structural Elements® brand and methodology to independent healthcare providers, enabling them to deliver consistent, high-quality care while benefiting from a shared operational infrastructure.

Our near-term goals include expanding our network of franchise and micro-franchise locations, growing our (se)®LAB mobile platform, and enhancing therapist training programs. We will continue to support company-owned clinics as operational test beds and training centers. Long-term, we plan to increase recurring revenue through provider subscriptions, memberships, and wellness product sales, while leveraging technology and education to extend our reach.

By combining direct care delivery with scalable licensing and digital tools, we are positioning Structural Elements® as a leader in holistic musculoskeletal care within the rapidly growing wellness market.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Orthopedic Wellness Clinic franchise units	Offer and support Structural Elements franchised clinics	The cash-based model appeals to consumers seeking alternatives to the traditional insurance-restricted care.
Micro Franchise licenses	Offer and support practitioners with a franchise to operate within a Structural Elements clinic	Burnout in healthcare is at an all-time high and providers are eager to find a new way to practice..
Provider Education	Teach and provide continuing education for the Structural Elements proprietary method and associated content	Providers are seeking business guidance and a method to differentiate themselves.
Retail products	Design, develop, and offer wellness products in alignment with our brand	Consumer demand for wellness products continues to grow.

Customer Base

Our primary customers are adults seeking effective, personalized treatment for musculoskeletal pain, injury recovery, and preventative wellness. Many are dissatisfied with traditional care and seek alternatives not limited by insurance. We also serve licensed healthcare providers (e.g., physical therapists, chiropractors, osteopaths) who license our brand and method through micro-franchise agreements. Our customer base is diverse but unified by a demand for quality, holistic care and a commitment to long-term wellness.

Intellectual Property*

Application or Registration #	Title	Description	File Date	Grant Date	Country
4925973	(se)	Service mark	05/22/2015	03/29/2016	U.S.
5110491	HUMAN PERFORMANCE REFINED	Service mark	04/10/2015	12/27/2016	U.S.
5225701		Service Mark	04/10/2015	06/20/2017	U.S.
5225702		Service Mark	04/10/2015	06/20/2017	U.S.
5810795	STRUCTURAL ELEMENTS	Service Mark	08/17/2018	07/23/2019	U.S.

*All trademarks are owned by Structural Elements, LLC. Structural Elements, LLC has filed all required affidavits in connection with the Marks. Structural Elements, LLC has granted us the license and right throughout the United States to use the System and Marks in connection with the ownership and franchising of orthopedic wellness businesses, except in Washington County, Maryland. Our affiliate has promised not to engage in direct marketing of Structural Elements services under the name Structural Elements within the United States.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20%	$14,979.31	5.88%	$293,999.47
Sales and Marketing	60%	$44,937.94	36.12%	$1,805,996.77
Operating Expenses	20%	$14,979.31	33%	$1,649,997.04
Debt repayment	0%	$0	25%	$1,249,997.76
Total	**100%**	**$74,896.56**	**100%**	**$4,999,991.04**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Proceeds from this offering will primarily be used to accelerate sales and marketing efforts aimed at franchise development, micro-franchise acquisition, and brand awareness. Investments will include digital advertising, content development, lead generation, and outreach to healthcare providers and potential patients. In addition, there will be debt repayment on a line of credit with our primary bank.

A significant portion will also support the hiring of key personnel in business development, franchise support, and operations to drive strategic growth and scalability. These hires will strengthen our infrastructure, improve franchisee onboarding and support, and enhance the execution of our national expansion strategy.

Remaining funds may be allocated to working capital and platform improvements to ensure operational efficiency and long-term sustainability.

MANAGERS, OFFICERS, MANAGERS, AND KEY PERSONS

The managers, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Douglas Bertram	Founder, CEO and Managing Member	Responsible for leadership, strategy and overall company growth.	L.AC, MTCM
Jason Knicley	Chief Clinical Officer	Oversees the education of therapists and provides clinical guidance.	DPT
Susan King Glosby	Vice President of Operations	Responsible for the execution of strategic plans, project management with vendors, and overall process improvement throughout the system.	MBA, MSW, CFE
Dave Seymour	CFO	Fractional CFO and advisor since June 2025	BS
Michael S. Day	Advisor, Director of Medical Innovation	Orthopedic Surgeon	MD

Biographical Information

Douglas Bertram is Founder and CEO of the company and currently holds 45% equity in Structural Elements® Holdings. He is the sole owner of Structural Elements® LLC, holder of the intellectual property of the Structural Elements® proprietary method developed by Mr. Bertram, a licensed acupuncturist with a Masters in Traditional Chinese Medicine. Mr. Bertram also provides patient treatment from our flagship clinic in Hagerstown, Maryland.

Jason Knicley holds a Doctorate in Physical Therapy and has been a practitioner of the Structural Elements® method since 2015. In 2017, he opened our second clinic in Frederick, Maryland, under a franchise agreement with his company, Knicley SE LLC, and continues to operate and provide treatment using the Structural Elements method. As Chief Clinical Officer, Mr. Knicley is responsible for overseeing education and quality assurance throughout the company and also has 18% equity in the company.

Susan King Glosby is Vice President of Operations and has managed the company's infrastructure since 2018. She holds a Master's in Business Administration, a Master's in Clinical Social Work, and is a Certified Franchise Executive. In previous roles, she scaled operations of a fitness franchise from 30 to 300 outlets and has consulted and advised numerous service-based franchise companies. She is also the owner of WorkAway Solutions, LLC, a coworking office space in northern Virginia, which opened in 2017.

Dave Seymour is currently self-employed as a fractional CFO and is providing services to Structural Elements Holdings. He previously acted as Chief Financial Officer and Operations Officer for Linksoul, a golf activewear company based in San Diego, CA and saw them through an acquisition by private equity in 2024.

Michael S. Day, is a board-certified orthopedic surgeon whose practice focuses on longevity and sports performance. He takes a personalized approach to handling the inability to prevent disease and promoting optimum performance in patients. Prior to joining Structural Elements, Dr. Day was employed as an orthopedic surgeon. He currently is a micro franchisee and provider at Structural Elements flagship clinic in Hagerstown, MD.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized to issue units of LLC interests ("**Units**").

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding Capital Interests consists of:

Type	Units
Amount Outstanding	154,730 Units
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more Units which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Promissory Note – Line of Credit
Creditor	First United Bank & Trust
Amount	$1,500,000
Interest Rate and Amortization Schedule	variable rate equal 3.5% plus the highest Secured Overnight Financing Rate (SOFR) 30 day average rate as published in the SOFR Average and Index Date section of the Federal Reserve Bank of New York Index is currently 4.329% per annum resulting in 7.829% per annum as the initial rate Floor of the Note increased from 4% to 4.5%
Description of Collateral	The line of credit is also collateralized by all business assets of SEF and the personal residence of the managing member.
Other Material Terms	The line of credit requires compliance with various financial and non-financial covenants, including that the Issuer will maintain or exceed a debt coverage ratio of 1.25 or greater. The Issuer was unable to achieve this debt coverage ratio for the year ended December 31, 2024.
Maturity Date	On Demand
Date Entered Into	July 23, 2023; Amended terms May 19, 2025

Type	Small Business Loan – EIDL
Creditor	U.S. Small Business Administration
Amount	$89,100
Interest Rate and Amortization Schedule	3.75% interest
Other Material Terms	None
Maturity Date	June 2050
Date Entered Into	November 2022

Type	Note Payable
Creditor	U.S. Small Business Administration
Amount	$59,004
Interest Rate and Amortization Schedule	10.93% interest
Other Material Terms	The controlling member of the Issuer is the guarantor for the loan.
Maturity Date	April 2029

Date Entered Into	May 2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Structural Elements, LLC	70,864 Units	45.80%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of May 31, 2025 the Issuer had an aggregate of $624,610 in cash and cash equivalents, leaving the Issuer with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Units*	$200,000	154,730 Units	General Working Capital	December 31, 2021 – February 2024	Section 4(a)(2)

*Pursuant to the Restructuring and Conveyance Agreement dated December 31, 2021, certain members were issued 146,654 Units in the Issuer in exchange for the rights, titles, and interests in Structural Elements Franchising LLC.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

On January 1, 2020, SEF Development, LLC, purchased clinic assets from Structural Elements, LLC, a company wholly owned by Douglas Bertram, under an Asset Purchase Agreement in the amount of $695,960. This transaction transferred ownership of the Hagerstown, MD, clinic to SEF Development. Subsequently, the agreement was modified to exclude an asset, resulting in an amended loan amount of $682,380. On March 1, 2025, the parties executed an amendment to the associated promissory note, adjusting the repayment terms. Under the amended terms, SEF Development will make interest-only payments of $4,321.53 per month beginning March 1, 2025. Principal and interest payments of $13,855.13 will begin once SEF Development's cash flow is sufficient to support both debt service and clinic operating expenses.

Our Founder and those listed below also provide services under the Structural Elements method from branded clinic locations. Douglas Bertram, Anne Bertram, and Michael Day are all practitioners who see patients as Micro-Franchisees under an agreement with Structural Elements Franchising LLC, and they have royalty fees associated with their business. These persons also pay the Unit Franchise, SEF Development LLC for Administrative Services to assist them in conducting their business. Jason Knicley owns a Clinic Unit Franchise as well as a Micro Franchise and pays fees accordingly per those agreements.

2024 Related Pary Transactions who are also franchisees:

Related Party	Micro Royalty	Unit Royalty	Brand Fund	ASA to DEV
Anne Bertram	$7,070.21			$33,689.14
Doug Bertram	$17,071.16			$52,268.00
Michael Day	$12,994.76			$17,545.00
Jason Knicley	$20,690.88	$3,610.17	$581.09	
	$57,827.01	**$3,610.17**	**$581.09**	**$103,502.14**

January 2025 through April 30, 2025

Related Party	Micro Royalty	Unit Royalty	Brand Fund	ASA to DEV
Anne Bertram	$3,037.14			$15,870.72
Doug Bertram	$6,124.72			$21,430.00

Michael Day	$5,724.60			$5,772.60
Jason Knicley	$6,985.60	$1,025.21	$170.87	
	$21,872.06	**$1,025.21**	**$170.87**	**$43,073.32**

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://structuralelements.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Structural Elements Holdings, LLC

By: Structural Elements, LLC, the Managing Member

/s/ Douglas Bertram
_____
(Signature)

Douglas Bertram
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Structural Elements, LLC, the Managing Member

/s/ Douglas Bertram
_____
(Signature)

Douglas Bertram
_____
(Name)

Chief Executive Officer
_____
(Title)

July 7, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Audited Consolidated Financial Statements

December 31, 2024

Structural Elements Holdings, LLC and Subsidiaries

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Members
Structural Elements Holdings, LLC
Hagerstown, Maryland

Opinion

We have audited the accompanying consolidated financial statements of Structural Elements Holdings, LLC (a Maryland limited liability company) and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of income (loss), consolidated members' equity and consolidated cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Structural Elements Holdings, LLC and Subsidiaries as of December 31, 2024 and 2023 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Structural Elements Holdings, LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Structural Elements Holdings, LLC and Subsidiaries ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Structural Elements Holdings, LLC and Subsidiaries internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Structural Elements Holdings, LLC and Subsidiaries ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
June 2, 2025

STRUCTURAL ELEMENTS HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2024 and 2023

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 32,331	$ 11,713
Accounts receivable, net	18,482	21,611
Due from micro franchisee	2,539	586
Prepaid expenses	4,869	3,798
Inventory	24,080	22,785
Total Current Assets	82,301	60,493
Property and Equipment		
Leasehold improvements	249,566	169,905
Furniture and fixtures	47,496	24,783
Machinery and equipment	95,910	23,422
Vehicle	54,698	54,698
Website	18,960	18,259
	466,630	291,067
Less accumulated depreciation	218,671	192,993
Total Property and Equipment, Net	247,959	98,074
Other Assets		
Operating lease right-of-use assets	1,003,813	-
Goodwill	225,082	270,098
Settlement costs	961	1,922
Trademark license agreement	100,000	100,000
	1,329,856	372,020
TOTAL ASSETS	$ 1,660,116	$ 530,587
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable	$ 13,880	$ 9,926
Credit card payable	7,844	-
Due to related party	3,568	2,968
Accrued interest	2,977	8,047
Accrued expenses	4,666	-
Current maturities of operating lease obligations	79,388	-
Deferred revenue	7,506	3,207
Notes payable, current maturities	12,223	3,383
Line of credit	919,657	634,513
Total Current Liabilities	1,051,709	662,044
Long-term Liabilities		
Operating lease obligations, less current maturities	944,746	-
Notes payable, less current maturities	126,694	85,346
Promissory note - related party	682,380	682,380
Total Long-term Liabilities	1,753,820	767,726
Total Liabilities	2,805,529	1,429,770
Members' Equity (Deficit)	(1,145,413)	(899,183)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 1,660,116	$ 530,587

STRUCTURAL ELEMENTS HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Statements of Income (Loss)
Years Ended December 31, 2024 and 2023

	2024	2023
REVENUE		
Administrative service fees	$ 190,731	$ 108,559
Royalty revenue	139,709	117,798
Membership and service fees	53,840	9,599
Education fees	17,426	14,849
Product sales, net	11,457	11,214
Initial franchise fees	5,375	-
Brand fees	2,742	3,139
Subscription and technology fees	2,100	2,100
Total Revenue	423,380	267,258
COST OF SALES	11,559	7,952
Gross Profit	411,821	259,306
OPERATING EXPENSES		
Payroll and benefits	262,730	226,243
Rent	123,140	76,488
Professional fees	99,841	58,823
Marketing and advertising	82,061	67,225
Depreciation	80,605	63,587
Office supplies and other expenses	57,059	21,498
Utilities	24,954	13,970
Repairs and maintanence	21,507	4,547
Dues and subscriptions	9,385	21,098
Bank fees	7,779	7,253
Insurance	7,718	6,649
HR services	6,001	12,347
Taxes and licenses	649	3,268
Bad debt expense	-	6,425
Operating Expenses	783,429	589,421
INCOME FROM OPERATIONS	(371,608)	(330,115)
OTHER INCOME (EXPENSE)		
Interest income	-	9
Interest expense	(74,622)	(45,237)
Total Other Income (Expense)	(74,622)	(45,228)
NET (LOSS)	$ (446,230)	$ (375,343)

BALANCE AT JANUARY 1, 2023	$	(523,840)
Net income (loss)		(375,343)
BALANCE AT DECEMBER 31, 2023		(899,183)
Contributions		200,000
Net income (loss)		(446,230)
BALANCE AT DECEMBER 31, 2024	$	(1,145,413)

STRUCTURAL ELEMENTS HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (446,230)	$ (375,343)
Adjustments to reconcile net income (loss) to net		
Cash (used in) operating activities:		
Depreciation and amortization	100,926	63,392
(Increase) decrease in accounts receivable	3,129	(2,021)
(Increase) decrease in prepaid expenses	(1,071)	989
(Increase) decrease in retail inventory	(1,295)	(12,629)
(Increase) decrease in due from micro franchisee	(1,953)	(586)
Increase (decrease) in due from related party	600	(8,492)
Increase (decrease) in accounts payable	11,798	6,398
Increase (decrease) in accrued expenses/interest payable	(404)	2,034
Increase (decrease) in deferred revenue	4,299	990
Net Cash Provided By Operating Activities	(330,201)	(325,268)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(125,469)	-
Net Cash (Used In) Investing Activities	(125,469)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings (repayments) on the line of credit	285,144	326,532
Paydown of SBA note payable	(8,856)	-
Member capital contribution	200,000	-
Net Cash (Used In) Financing Activities	476,288	326,532
Net Increase (Decrease) in Cash and Cash Equivalents	20,618	1,264
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,713	10,449
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 32,331	$ 11,713
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 79,692	$ 45,637
SUPPLEMENTARY DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
Acquistion of property and equipment through direct financing	$ 59,044	$ -

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Structural Elements Holdings, LLC (Holdings), and its wholly owned subsidiaries Structural Elements Franchising, LLC (SEF), Structural Elements Development, LLC (SED), and Structural Elements Education, LLC (SEE), collectively referred to herein as (the Company).

Organization and Nature of Operations

Structural Elements Holdings, LLC is a limited liability company organized in the State of Maryland. The Company is owned by twenty-four individuals and entities. SEF is a franchisor of STRUCTURAL ELEMENTS® treatment centers that provide orthopedic wellness services through the Structural Elements treatment process, which combines dry needling techniques with a holistic approach to structural balancing by using a body mapping system developed by the Company's founder. SED provides administrative services to micro franchises and sells apparel and wellness products. SEE provides educational classes related to the specific type of orthopedic wellness services offered by the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

From time to time during the years presented, the Company's bank account balances may have exceeded the federally insured limit. Management considers this to be a normal business risk.

Accounts Receivable and Allowance for Credit Losses

The Company provides credit in the normal course of business to its customers and franchisees and performs ongoing credit evaluations on the franchisees. Receivables are generally due thirty (30) days after billed. The Company considers allowances for credit losses based on factors surrounding the credit risk of specific customers, historical trends, projections of trends and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectible are written off as bad debts using the direct write-off method. Based on management's review, an allowance for credit losses is not considered necessary. Management believes that application of the current expected credit loss principles and guidance would not result in a material difference from their use of the direct write-off method.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory

Inventory is valued at the lower of cost or net realizable value, using the first-in-first-out method, and is primarily comprised of clothing and orthotics which are available for sale to franchisees and customers.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Life in Years
Leasehold improvements	10
Furniture & fixtures	7
Machinery & equipment	7
Vehicle	5
Website design cost	5

The Company capitalizes assets that have an individual cost of $500 or more and a useful life exceeding one year. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost is removed from the asset accounts and the related depreciation reserve is adjusted with the difference being charged to income.

Income Taxes

For income tax purposes, Structural Elements Holdings, LLC is treated as a partnership and does not incur federal or state income taxes. Structural Elements Holdings, LLC earnings and losses are included in the members' income tax returns. As the subsidiaries are single-member LLC's wholly owned by Holdings, they are considered disregarded entities for tax purposes, allowing for their earnings and losses to also be included in the tax returns of the members of Holdings.

Advertising

The Company expenses the production costs of advertising the first-time advertising takes place, except for direct-response advertising, which if incurred would be capitalized and amortized over its expected period of future benefits. There was no direct-response advertising incurred for the years presented.

Risk and Uncertainties

Assets of the Company may be exposed to various risks, such as interest rate, market and credit risks. Market risks include global events such as pandemics and international conflicts which could impact general economic conditions within which the markets in which the Company operates, thereby creating uncertainty for the Company. Such events could impact the Company's ability to maintain its operating results at the same level.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as all highly liquid deposits with a maturity of three months or less.

Revenue Recognition

The Company generates revenues primarily through the following revenue streams:

Initial Franchise Fees

The initial fees paid by the franchisee or micro franchisee for providing assistance, training for licensed professionals and the right to use logos. While there are multiple performance obligations as described, substantially all of these fees are attributed to training and are therefore recognized as revenue when the training occurs, which is generally soon after signing the franchise agreement.

Education Fees

Fees charged for training not otherwise included in the initial franchise fees described above. These are typically training sessions to continue development of skills and knowledge of the SE methods, after franchisees and micro franchisees have completed initial training and onboarding. These also include ongoing education fees that SEE offers its practitioners. These fees are charged in order to attend specific courses and revenues are recognized as revenue by the Company at the time training is conducted.

Royalty Income

Fees paid by the franchisee monthly based on their earned gross receipts. The Company provides ongoing informal support as well as ongoing access to SE branded materials, emails and logos and other trademarked materials in exchange for royalties. This income is recognized as revenue by the Company in the same period that the gross receipts of the franchisee occur.

Subscription and Technology Fees

Fees paid by franchisees which allows them access to various online educational and training materials, and related technology support. These fees are charged to franchisees monthly and are recognized as revenue by the Company at the time they are charged.

Brand Fees

Fees paid by franchisees to support broad branding and marketing efforts intended to establish and expand recognition of the brand as well as individual franchisees. These fees are charged monthly as a percentage of gross receipts of the franchisee and are recognized as revenue by the Company as they are charged.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Product Sales

Revenues from the sale of orthotics items to unit and micro franchisees and units for retail sale. These sales are recognized when delivered to the franchisee which typically is at the time of sale and are comprised of a single performance obligation of transferring control and ownership of the product.

Administrative Service Fees

Administrative fees paid by micro franchisees to cover the costs associated with utilizing office space, accessing necessary equipment, supporting administrative staff, and benefiting from marketing services.

Membership and Service Fees

Monthly memberships are offered for pilates and yoga classes as well as access to cyro therapy, red light therapy, and other equipment.

NOTE 2   PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

Asset Description	Cost	Accumulated Depreciation	Net Book Value
2024			
Leasehold improvements	$ 249,566	$ 94,236	$ 155,330
Furniture and fixtures	47,496	26,489	21,007
Machinery and equipment	95,910	32,742	63,168
Vehicle	54,698	54,698	-
Website design cost	18,960	10,506	8,454
	$ 466,630	$ 218,671	$ 247,959
2023			
Leasehold improvements	$ 169,905	$ 73,068	$ 96,837
Furniture and fixtures	24,783	23,546	1,237
Machinery and equipment	23,422	23,422	-
Vehicle	54,698	54,698	-
Website design cost	18,259	18,259	-
	$ 291,067	$ 192,993	$ 98,074

NOTE 3   OTHER ASSETS

Licensing Agreement

As discussed in Note 1, the Company entered into a trademark licensing agreement with a related party for the exclusive, royalty-free, worldwide perpetual right to use the trademarks owned by SE in connection with the advertising, promotion and sale of franchises of STRUCTURAL ELEMENTS® therapy businesses and to sublicense to franchisees the rights to use the licensed trademarks in advertising, promoting and operating STRUCTURAL ELEMENTS® businesses.

In exchange for rights granted under trademark licensing agreement, the Company paid a related party a one-time license fee of $100,000 in September 2015 resulting in the recognition of this intangible asset on the balance sheet. The licensing agreement is considered to have an indefinite life. Management has not identified any impairment of the license as of December 31, 2024, and as such it remains presented as an intangible asset on the balance sheet.

NOTE 4   LINE OF CREDIT

In February 2018, the Company entered into a line of credit agreement with Fulton Bank (formerly The Columbia Bank). The line of credit was due upon demand of the lender and under the agreement the Company could have outstanding borrowings at any one time for an amount up to $500,000. Interest on outstanding borrowings accrued at a variable rate equal to the prime rate plus 0.5% (7.50% at December 31, 2024) and was payable monthly. The line of credit was collateralized by business assets of Structural Elements Franchising, LLC and was guaranteed by three members of the Company including the founder of the Company. The right of setoff was granted to Fulton Bank for any amounts owed under the line of credit. The outstanding balance due at December 31, 2022 was $307,981. In July 2023 SEF closed this line of credit agreement with Fulton Bank and entered into a new agreement with First United Bank.

The Company's line of credit with First United Bank, established on July 21, 2023, allows for outstanding borrowings at any one time up to $1,000,000. Interest on outstanding borrowings accrues at a variable rate equal 3.5% plus the highest Secured Overnight Financing Rate (SOFR) 30 day average rate as published in the SOFR Average and Index Date section of the Federal Reserve Bank of New York. This resulted in an interest rate of 8.17% as of December 31, 2024. Payments of interest are due monthly with all accrued and unpaid interest and outstanding principal being due on the earlier of demand or maturity. The line of credit is guaranteed by the Company as well as by its managing member and one of its investors. The line of credit is also collateralized by all business assets of SEF and the personal residence of the managing member. The line of credit requires compliance with various financial and non-financial covenants, including that the Company will maintain or exceed a debt coverage ratio of 1.25 or greater. The Company was unable to achieve this debt coverage ratio for the year ended December 31, 2024. The Company was able to secure an increase its line of credit from $1,000,000 to $1,500,000 in May 2025 as also discussed in Note 10 and Note 11.

STRUCTURAL ELEMENTS HOLDINGS, LLC AND SUBSIDIARIES
Notes to Financial Statements

NOTE 5 NOTES PAYABLE

During 2020, the Company signed a note payable with the U.S. Small Business Administration (SBA) under the Economic Injury Disaster Loan (EIDL) program. The note is in the amount of $16,400 and is payable beginning March 2022 with monthly payments of $80 comprising principal and interest. This note carries a rate of 3.75% and matures in 30 years. Also, during 2020, the Company obtained an Economic Injury Disaster Loan Advance (EIDL Advance) from the SBA in the amount of $8,000. This advance was recognized as revenue during 2021 when management determined the amount would not require repayment.

During 2022, the Company signed a new note payable with the SBA under the EIDL program, effectively replacing the note signed during 2020 in the amount of $16,400 and increasing the loan amount from $16,400 to $89,100. Repayment of the loan commenced in November 2022 at a fixed rate of 3.75% and matures in June 2050.

During 2024, the Company signed a note payable for a piece of equipment used for therapy, in the amount of $59,004. Repayment of the loan commenced in May 2024 at a fixed rate of 10.93% and matures in April 2029. The controlling member of the Company is the guarantor for the loan.

Details of the Company's current note payable and long-term debt as of December 31, 2024 and 2023 are as follows:

	2024	2023
SBA note payable	$ 86,590	$ 88,729
Equipment note payable	52,327	-
Less: current maturies	(12,223)	(3,383)
	$ 126,694	$ 85,346

Following are maturities of the note payable at December 31:

December 31,	
2025	$ 12,223
2026	13,470
2027	14,853
2028	16,391
2029	6,522
Thereafter	75,458

NOTE 6 FRANCHISE AND MICRO FRANCHISE SALES

The Company sold franchises for clinics based in Milwaukee, Wisconsin (WI), Leesburg, Virginia (VA) and Urbana, Maryland (MD) during the year ended December 31, 2017. The owner of the WI franchise at time of the sale was an unrelated third party who later acquired an ownership interest in the Company and then sold the franchise to an unrelated third party. The owner of the VA franchise at time of sale was an unrelated third party who later sold their franchise to the founder of the Company in 2018. The MD franchise was established by a member of the Company.

NOTE 6   FRANCHISE AND MICRO FRANCHISE SALES (CONTINUED)

As of December 31, 2024, the WI and MD franchises are in operation and pay royalties to the Company, while the VA franchise is currently inactive. A total of eleven micro franchises are active and operational as of December 31, 2024. Micro franchisees provide therapy sessions within a franchised clinic, a company-owned clinic or a clinic owned by a regional developer. Fees generated from micro franchisees are discussed in Note 1.

NOTE 7   LEASES

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted based on the risk-free rate. The risk-free rate used was the Daily Treasury Par Yield Curve Rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs, and any incentives received from the lessor.

The Company entered into a lease agreement commencing prior to 2023 for office and clinic space in Hagerstown, Maryland. This lease required monthly payments during 2023 and through March 31, 2024 of $6,374. The Company entered into a new lease effective April 1, 2024 providing them with the original space as well as adjoining space. This space primarily is to be utilized for yoga and other instructional classes and is subleased to a related party that requires monthly payments of $1,500. The new lease is for an initial five-year term and allows for one additional five-year renewal period. It requires monthly basic rental payments of $6,533 through June 2024, then increasing to $9,966 through March 2025 and increasing annually thereafter. The lease also provides for an additional monthly payment of $417 as the landlord's recovery of buildout costs for the expanded space, continuing until such time as $25,000 has been paid in total. The office space is subleased to a related party and the payments are eliminated in consolidation.

Lease expense at December 31 is as follows:

	2024
Operating lease expense	$ 99,720

Information related to cash flows, assets obtained, weighted-average remaining lease terms, and weighted-average discount rates are as follows at December 31:

	2024
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 79,399
ROU assets obtained in exchange for new operating lease liabilities	1,069,547
Weighted-average remaining lease term in years for operating leases	9.25
Weighted-average discount rate for operating leases	4.34%

NOTE 7 LEASES (CONTINUED)

Future payments due under lease obligation are as follows at December 31, 2024:

	Operating
2025	$ 121,840
2026	124,886
2027	128,008
2028	131,208
2029	134,489
Thereafter	609,768
Total Undiscounted Cash Flows	1,250,199
Less: present value discount	(226,065)
Total Lease Liabilities	1,024,134
Less: short-term lease liabilities	(79,388)
Long-Term Lease Liabilities	$ 944,746

NOTE 8 RELATED PARTY TRANSACTIONS

The Company recognizes significant amounts of revenue from related parties that are members of the Company. The following table shows amounts recognized as revenue from related parties:

	Administrative Service Revenue	Royalty Revenue
2023	$ 104,221	$ 45,316
2024	103,502	62,018

The Company acquired equipment and other fixed assets in 2020 in exchange for a promissory note in the amount of $695,960, from a related party entity. Subsequently, the agreement was modified to exclude an asset, resulting in an amended loan amount of $682,380. The note carries a stated interest rate of 7.5%; however, repayment and interest accrual were to be deferred until the Company achieves cash flow sufficient to cover both interest plus monthly clinic operating costs. As of December 31, 2024, the Company has not been profitable and no interest has been accrued nor have payments have been made on this loan. This promissory agreement was further amended in March 2025 as discussed in Note 11.

The Company has outstanding amounts that are due to a related party for miscellaneous expenses that relate to the Company. These amounts are $ 3,568 and $ 2,968 at December 31, 2024 and 2023, respectively. The Company also has amounts that are due from micro franchisees in the amounts of $ 2,539 and $ 586 at December 31, 2024 and 2023, respectively.

NOTE 9   GOODWILL

In 2020, the Company purchased assets from a related party entity in exchange for a promissory note as described in Note 8. The excess of the purchase price over the net book value of the assets resulted in goodwill. The Company has elected to amortize goodwill using a straight-line method over ten years as allowed by ASU 2014-02 and evaluates the remaining asset value for impairment as of each reporting date. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market-place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in additional goodwill impairment charges. The downturns to the business such as end market disruptions and protracted economic downturns could adversely affect our ability to achieve projected performance of significant business reporting units, and market capitalization declines may result in a goodwill impairment charge. These types of events and the resulting analysis could result in additional charges to goodwill in the future.

Management evaluated goodwill for impairment at December 31, 2024 and 2023 utilizing appropriate valuation methodologies including discounted cash flow analysis and determined that the carrying value was not impaired. The unamortized balance of goodwill is $225,082 and $270,098 at December 31, 2024 and 2023, respectively. The total accumulated amortization was $225,081 and $180,065 at December 31, 2024 and 2023, respectively.

NOTE 10   CONTINGENCIES

The Company incurred substantial professional fees during its early years of operation with the goals of establishing an appropriate structure for future growth and to create intellectual property and other materials that can be utilized for future marketing and branding efforts. These were mostly considered period costs and therefore were not capitalized, which resulted in reductions from equity through current year. As previously discussed, the Company has evolved its growth strategy over the past several years to focus on further development of expanded service offerings and has seen some level of growth within its micro franchisee relationships.

In recent years, management has focused on cost containment in order to improve cash flows, and has supported micro franchisees in expanding services being offered. While royalty revenues, training and brand fees, and fees from related parties have in total been higher during 2024 than any prior year, the Company has continued to have a negative cash flow from operating activities.

During February 2025, a related party provided $250,000 of additional funding in order to pay down the line of credit balance with the expectation that repayment would occur upon the Company successfully securing an increase in the line of credit described at Note 4. This allowed for remaining borrowing capacity under the existing line of credit in an amount exceeding the net loss for the year ended December 31, 2024. In May 2025, the Company secured an increase in the line of credit from $1,000,000 to $1,500,000. Management believes that this remaining borrowing capacity is sufficient to continue operations for the foreseeable future, though will continue to work with its lender to increase the line of credit borrowing limit.

NOTE 10   CONTINGENCIES (CONTINUED)

The Company's ability to continue as a going concern will be contingent upon ongoing successful expansion of its network of franchises and micro franchises and the successes of those entities. Management will also need to continue closely managing costs associated with the generation of these revenues. Until such time as operating results are sufficient to exceed related costs, the Company will primarily rely on the line of credit discussed in Note 4, which has approximately $602,530 of remaining borrowing capacity as of June 2, 2025 to support ongoing operating cash needs.

NOTE 11   SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2024 through June 2, 2025, the date these financial statements were available to be issued. The following two subsequent events were identified.

The promissory note payable to a related party was amended and interest only payments of $4,321 are due monthly starting March 1, 2025. These payments will continue until cash flow is sufficient to cover monthly operating costs plus principal and interest payments. Once the cash flow is achieved, monthly principal and interest payments of $13,855 will be due to the related party.

As discussed in Note 4 and Note 10, during May 2025 the Company secured an increase in its line of credit from $1,000,000 to $1,500,000.

EXHIBIT B

Form of Security

STRUCTURAL ELEMENTS HOLDINGS, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Managing Member of:

STRUCTURAL ELEMENTS HOLDINGS, LLC
13214 Fountain Head Plaza
Hagerstown, MD 21742

The undersigned (the "**Investor**") understands that Structural Elements Holdings, LLC, a Maryland limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors its Units ("**Securities**") at a price of $143.48 per Unit (the "**Purchase Price**"); *provided, however*, the Company will offer (i) a fifteen percent (15%) discount to Investors investing in the Offering from July 7, 2025 up to and including August 6, 2025 at 11:59 pm prevailing Pacific Time, resulting in a price of $121.96 per Unit. The minimum amount or target amount to be raised in the Offering is $74,896.56 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $4,999,991.04 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission as follows: the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 in the Offering and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00). In addition, the Company will pay the Portal a securities commission equivalent to two percent (2%) of the total number of Securities sold in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/structuralelements (the "**Deal Page**").

1. Subscription; Custodian; Securities Entitlement.

(a) Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's total subscription amount as indicated on the signature page hereto and/or through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 2. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b) Custodian; Securities Entitlement. The Company and the Investor authorize BitGo Trust Company, Inc. and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Maryland Code, Commercial Law §8-303, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Maryland Code, Commercial Law §8-501 and §8-501(a)(17) in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

2. Closing.

(a) Closing. Subject to this Section 2, the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each a "**Closing Date**") in accordance with the Form C.

(b) Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount;

(iii)   the Investor shall have delivered to the Company an executed counterpart signature, which is attached hereto as **Exhibit A**, as a condition to the issuance of the Securities, agreeing to be bound as a member in accordance with Company's Operating Agreement, dated as of December 31, 2021 ("**OA**"), which is attached hereto as **Exhibit B**; and

(iv)   the representations and warranties of the Company contained in Section 5 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   Investor's Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b)   The Investor acknowledges and agrees to having reviewed the Company's current OA, attached hereto as **Exhibit B**, and further acknowledges and agrees that the OA may be amended and/or restated from time to time;

(c)   The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(d)   The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(e)   The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering, and the Investor's investment in the Securities.

(f)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(g)   The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(h)   The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(i)   The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(j)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(k)   The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(l)   The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(m)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(n)   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities

Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(o)   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(p)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(q)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(r)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(s)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(t)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(u)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(v)   If the Investor is a corporate entity: (i) such corporate entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current operating agreement, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5.   HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6.   Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made following representations and warranties to the Investor as of the date of such issuance:

(a)   Corporate Power. The Company is a limited liability company formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the OA, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current OA; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's OA, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, manager and/or member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia

(i)   Transfer Agent. The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

7.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, managers, members, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for

sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, managers, members, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

8.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the Investor (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

9.   Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

10.   Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

11.   Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal.

12.   Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Maryland without regard to the principles of conflicts of laws.

13.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14.   Entire Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15. Waiver, Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only upon the written consent of the Company and the majority of the investors in this Offering.

16. Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

17. Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

18. Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

19. Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

21. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

23. Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____.

COMPANY:

STRUCTURAL ELEMENTS HOLDINGS, LLC
By: Structural Elements, LLC, its Managing Member

By:_____
Name: Douglas Bertram
Title: Chief Executive Officer

INVESTOR:

By:_____
Name:_____
Title:_____

Price per Security: _____
Number of Securities Purchased: _____
Total Subscription Amount: _____

EXHIBIT A

(Counterpart Signature to the Operating Agreement dated December 31, 2021)

      IN WITNESS WHEREOF, the Members have executed this Agreement under seal as of the day and year first above written.


MEMBERS:


By: _____
Name:
Title:

EXHIBIT B
(Operating Agreement dated December 31, 2021)

THE UNITS ISSUED HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES OR "BLUE SKY" LAWS OF MARYLAND OR ANY OTHER STATE. THE TRANSFER OF THE UNITS MAY BE LIMITED BY THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES ACT OR "BLUE SKY" LAWS AND THE RESTRICTIONS ON TRANSFER CONTAINED IN THIS AGREEMENT.


OPERATING AGREEMENT

OF

STRUCTURAL ELEMENTS HOLDINGS, LLC


THIS OPERATING AGREEMENT (this "Agreement") is dated as of December 31, 2021 by and among those Persons who have subscribed to this Agreement and been admitted to the Company from time to time as Members.


Recitals


A.   Structural Elements Holdings, LLC (the "Company") was formed as a Maryland limited liability company by the filing of the Articles of Organization with the SDAT on November 2, 2021.

B.   Pursuant to that certain Restructuring and Conveyance Agreement of even date herewith, the Company was capitalized with all of the issued and outstanding membership interests in Structural Elements Franchising, LLC, a Maryland limited liability company ("SEF"), and became the sole member of SEF, in exchange for the issuance of membership interests in the Company.

C.   The Members of the Company desire to enter into this Agreement in order to set forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and for other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


ARTICLE I

DEFINED TERMS; RULES OF CONSTRUCTION


1.1   Defined Terms. As used in this Agreement (including, without limitation, the preamble and Recitals set forth above), the following terms have the respective meanings specified below:

"Additional Member" means a Member admitted to the Company other than as a transferee of all or a portion of a previously admitted Member's Units, including an existing Member who is issued Additional Member Units pursuant to Section 3.8 hereof.

"Additional Member Units" has the meaning specified in Section 3.8(b) hereof.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i)   the deficit shall be decreased by the amounts which the Member is deemed obligated to restore pursuant to Section 4.4(b) or is deemed obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c), Regulation Section 1.704-2(g)(1) and Regulation Section 1.704-2(i)(5); and

(ii)   the deficit shall be increased by the items described in Regulation Section 1.704-1(b)(2)(ii)-(d)(4), (5) and (6).

"Affiliate" means, with respect to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the controlled Person, whether through ownership of voting securities, by contract, or otherwise.

"Articles of Organization" means the Company's articles of organization, and all amendments thereto, as filed with SDAT.

"Available Cash" means, as of the applicable determination date, all cash and cash equivalents of the Company, of whatever source or nature, that the Managing Member determines are available for distribution to the Members and are not necessary to (a) pay expenses and obligations of the Company (including, without limitation, current payments of principal and interest on Cash Shortfall Loans), (b) fund reserves (including, without limitation, reserves for working capital, taxes, insurance, replacements and capital improvements, contingent or anticipated liabilities, payment of Company indebtedness, and other Company expenses), or (c) make any other expenditure by the Company; provided, however, that Available Cash shall not include (i) proceeds from Capital Contributions, or (ii) loans made by a Member or a lender, or net refinancing proceeds in respect thereof.   However, the Managing Member may not unilaterally require a cash reserve over $50,000 and may only unilaterally consider obligations and expenses that are currently due or will become due within the succeeding ninety (90) days.

"BBA" means the Bipartisan Budget Act of 2015.

"BBA Procedures" means the partnership audit procedures enacted under Section 1101 of the BBA.

"Business" shall mean holistic health and wellness services involving manual therapy, including acupuncture and/or dry needling, including the provision of such services, the franchising of such services and providing educational content with respect to such services. Notwithstanding the foregoing, "Business" shall not include the business of SE or Douglas Bertram as presently conducted as of the date hereof and shall not include expansion of the business of SE so long as not more than one practice location is maintained by SE at any one time. Further, "Business" shall not include (i) any future holistic health and wellness business or employment of Jason Knicley outside of the Company or its Subsidiaries, provided that such business or employment does not use the "Licensed Marks" (as defined in the Exclusive Trademark License Agreement), and provided that Jason Knicley does not teach, train, or otherwise communicate to other Persons the proprietary methods of the Business (which shall not include the practice of physical therapy generally accepted and taught within the medical field), or (ii) any franchise of the Company or any of its Subsidiaries.

"Capital Account" means the account maintained by the Company for each Member in accordance with the following provisions:

(a) a Member's Capital Account shall be credited with the Member's Capital Contributions, the amount of any Company liabilities assumed by the Member (or which are secured by Company property distributed to the Member), the Member's distributive share of Profit, and any item in the nature of income or gain specially allocated to such Member pursuant to the provisions of Article IV (other than Section 4.4(c)); and

(b) a Member's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of Loss, and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Article IV (other than Section 4.4(c)).

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d) or otherwise) by a Member to the Company, net of liabilities assumed or to which the assets are subject.

"Cash Shortfall Loans" has the meaning specified in Section 3.6(b) hereof.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and published rules, rulings and Regulations thereunder at the time of reference thereto.

"Confidential Information" means any and all trade secrets or confidential or proprietary information of the Company, its Subsidiaries, any Affiliate of the Company or its Subsidiaries, or any third party to which the Company or its Subsidiaries has a duty of confidentiality, including, but not limited to, trade secrets or confidential or proprietary information relating to intellectual property, patents, trademarks, trade names, trade dress, works of authorship, inventions, technology, software, hardware, middleware, service-oriented architectures, source codes, object codes, computer-based languages, coding sheets, specifications, documentation, modules, flow charts, abstractions, data, information, concepts, materials, descriptions, innovations, improvements, revisions, compositions of matter, designs, drafts, schematics, sketchbooks, diagrams, applications, applets, patterns, plans, representations, models, drawings, writings, images, illustrations, graphics, text, audio and video materials, content, embodiments, computer-aided design systems, computer-aided manufacturing systems, operations management procedures, databases, know-how, discoveries, techniques, systems, projects, processes, formulas, algorithms, research, methods, procedures, products, business operations or internal structure, business methods, financial statements, financial projections, financial data, ownership information, operating records, pricing plans, business and marketing plans and proposals, strategic and operating plans, financing agreements, private placement memoranda, third-party negotiations (whether past, current, and/or contemplated), formal and informal policies, procedures, and guidelines, billing procedures, employee lists and salaries and other personnel information, customer lists, customer records and information, names of and information concerning independent contractors, and security devices, as well as any and all copies of any of the foregoing and any and all documents, memoranda, summaries, studies, reports, analyses, excerpts, reproductions, extracts, interpretations, compilations, compositions, notes, and other materials whatsoever derived therefrom or based thereon, in whole or in part. "Confidential Information" does not include information that is generally available to the public prior to the date of this Agreement or becomes generally available to the public on or after the date of this Agreement as a result of intended action by the Company.

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"Covered Person" means (i) the Members, and (ii) each director, officer, stockholder, manager, member, partner, or Affiliate of the Managing Member.

"Exclusive Trademark License Agreement" means that certain Exclusive Trademark License Agreement, dated August 26, 2015, originally by and between SE and SEF, as assigned by SEF to the Company and amended pursuant to that certain Assignment and Amendment of the Exclusive Trademark License Agreement, dated as of December 31, 2021, as it may be further amended and/or assigned from time to time.

"Franchise Agreement" means the form of Structural Elements Franchise Agreement offered by SEF pursuant to its Franchise Disclosure Document, as it may be revised from time to time, provided, however, that if the context so requires than "Franchise Agreement" shall refer to the specific Franchise Agreement between SEF and a Member Owned Franchisee Affiliate.

"Franchisee Member" means a Member who, either in his own name or through a Member Owned Franchisee Affiliate, operates a Structural Elements Clinic pursuant to a Franchise Agreement between SEF and the Member or the Member's Member Owned Franchisee Affiliate.

"Initial Franchise Fee" has the meaning set forth in the Franchise Agreement.

"Liquidation Funds" means, upon the liquidation and dissolution of the Company, the assets of the Company remaining after satisfaction (whether by payment or by establishment of reserves therefor) of creditors, including Members who are creditors.

"Liquidator" has the meaning specified in Section 9.2 hereof.

"LLC Act" means the Maryland Limited Liability Company Act, as amended from time to time.

"LLC Interest" means the ownership interest of a Member in the Company at any particular time, including the Member's share of the profits and losses of the Company, the Member's right to receive distributions from the Company, the Member's right to inspect the Company's books and records, the Member's right to participate in the management of and vote on matters coming before the Company, and all other rights and benefits to which such Member may be entitled pursuant to this Agreement and the LLC Act, together with the obligations of such Member to comply with the provisions of this Agreement and the LLC Act.

"Managing Member" means SE or, if SE (or any successor Managing Member) resigns, dissolves, or otherwise fails to continue as Managing Member, such other Person who is elected to serve as Managing Member pursuant to the provisions of this Agreement.

"Member" means each Person that has subscribed to this Agreement and been admitted to the Company as a member thereof.

"Member Dissociation Event" has the meaning specified in Section 7.5 hereof.

"Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the minimum gain that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations for partner nonrecourse deductions.

"Member Owned Franchisee Affiliate" means the Person that has entered into a Franchise Agreement with SEF and that is an Affiliate for a Franchisee Member. For the avoidance of doubt, if a Member enters into a Franchise Agreement directly with SEF, rather than through an Affiliate, that Member is a Franchisee Member and its own Member Owned Franchisee Affiliate.

"Member Nonrecourse Debt" has the meaning specified in Section 1.704-2(b)(4) of the Regulations.

"Member Nonrecourse Deductions" has the meaning specified in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations for partner nonrecourse debt.

"Minimum Gain" has the meaning specified in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulations under Code Section 704(b).

"Negative Capital Account" means a Capital Account with a balance less than zero.

"Original Members" means SE and Jason Knicley.

"Percentage Interest" means, as to each Member, the quotient obtained by dividing (i) the number of Units owned by such Member that are taken into account for purposes of a calculation under this Agreement, by (ii) the aggregate number of Units owned by all Members that are taken into account for that purpose.

"Person" means any individual, partnership (whether general or limited), limited liability company, corporation, trust, estate, association, nominee, nation and any political subdivision of any nation (or any governmental authority thereof), or other entity.

"Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(a)   all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(b)   any tax-exempt income of the Company, not otherwise taken into account in computing taxable income or loss, shall be included in computing Profit or Loss;

(c)   any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(d)   gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

(e)   in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

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(f)   notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.4 hereof shall not be taken into account in computing Profit or Loss.

"Profit Only Base Amount" means the adjusted book value of the Company, as determined by the Required Percentage of Members in connection with the issuance of a Profit Only Unit, subject to adjustment as appropriate to reflect (i) Capital Contributions made after the issuance of the Profit Only Unit, and (ii) distributions made after the issuance of the Profit Only Unit that represent a return of amounts previously included in the determination of the Profit Only Base Amount with respect to that Profit Only Unit.

"Profit Only Unit" means a Unit that is taken into account in determining Percentage Interests only with respect to that portion (if any) of the adjusted book value of the Company that exceeds the Profit Only Base Amount applicable to that Unit, but which otherwise represents the same LLC Interest as each other Unit.

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Required Percentage of Members" means Members holding at least seventy percent (70%) of the then-outstanding Units held by all Members.

"Royalty Fees" has the meaning set forth in the Franchise Agreement.

"SDAT" means the Maryland State Department of Assessments and Taxation.

"SE" means Structural Elements, LLC, a Wisconsin limited liability company.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder at the time of reference thereto.

"SEF" has the meaning set forth in the Recitals.

"Subsidiary" or "Subsidiaries" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote are owned, directly or indirectly, by the first Person. Without limiting the generality of the foregoing, as of the date hereof, Subsidiaries of the Company include: (a) SEF; (b) SEF Development LLC, a Maryland limited liability company; and (c) SE Education, LLC, a Maryland limited liability company.

"Substitute Member" means any Person who, in accordance with the provisions of this Agreement, acquires Units by Transfer from an existing Member and is admitted to the Company as a substitute Member with respect to the Units so acquired.

"Terminating Event" means, with respect to the affected Member:

(a)   any portion of such Member's Units are attached or taken in execution;

(b)   such Member applies for the benefit of, or files a case under, any provision of the Federal bankruptcy law or any other law relating to insolvency or relief of debtors;

(c)   a case or proceeding is brought against such Member under any provision of the Federal bankruptcy law or any other law relating to insolvency or relief of debtors and is not dismissed within sixty (60) days after the commencement thereof;

(d)   such Member makes an assignment for the benefit of creditors;

(e)   any portion of such Member's Units is made subject to a charging order;

(f)   any portion of such Member's Units (or any interest therein) is transferred pursuant to a divorce decree or similar arrangement;

(g)   such Member is convicted of, or pleads guilty or *nolo contendere* to, any felony (with the exception of driving related offenses and victimless crimes) or other crime involving moral turpitude, deceit, dishonesty, or fraud under the laws of the United States of America or any other jurisdiction;

(h)   a breach by such Member of any of the provisions of Section 6.7 hereof; and/or

(i)   the occurrence of a Member Dissociation Event with respect to such Member.

"Transfer" means, as a noun, any voluntary or involuntary sale, assignment, transfer, pledge, hypothecation, exchange or other disposition (whether or not for consideration) of one or more Units (or any interest therein) by any means whatsoever, whether by operation of law or otherwise; and as a verb, any action or actions taken by or on behalf of a Member which result in such sale, assignment, transfer, pledge, hypothecation, exchange or other disposition (whether or not for consideration) of one or more Units (or any interest therein). With respect to a Member that is an entity, "Transfer" shall be deemed to include (i) the merger or consolidation of such Member with or into any other Person in which the holders of the equity interests of such Member immediately prior to the transaction fail to own a majority of the voting power of the surviving or resulting Person, or (ii) the sale (whether through one sale or multiple sales to a single Person or group of related Persons during any period of time after the date hereof) by the holders of the equity interests of such Member (as of the closing date) of an aggregate of a majority of the equity interests (by voting power) of such Member owned by such holders in the aggregate (as of the closing date).

"Unit" means a unit of LLC Interest in the Company.

1.2   Additional Definitions. Capitalized terms used in this Agreement but not defined in Section 1.1 above have the respective meanings specified herein.

1.3   Rules of Construction. Unless the context clearly indicates to the contrary, the following rules apply to the construction of this Agreement:

(i)   Words importing the singular number include the plural number, and words importing the plural number include the singular number.

(ii)   Words of the masculine gender include correlative words of the feminine and neuter genders, and vice versa.

(iii)   The headings or captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement, nor affect its meaning, construction, or effect.

     (iv) Any reference in this Agreement to a particular "Article," "Section" or other subdivision shall be to such Article, Section or subdivision of this Agreement, unless the context shall otherwise require.

     (v) Each reference in this Agreement to an agreement or contract shall include all amendments, modifications, and supplements to such agreement or contract, unless the context shall otherwise require.

     (vi) When any reference is made in this document, or any of the schedules or exhibits attached hereto, to the "Agreement," it shall mean this Agreement, together with all other schedules and exhibits attached hereto, as though one document.

     (vii) Whenever this Agreement requires written consent of an action from one or more parties, such consent may be provided by electronic mail, text message or another form of electronic delivery by which written words can be saved and reproduced for inspection. Delivery of such a message from an electronic account known to belong to the party whose consent is required shall be considered conclusive proof of that party's consent to the specified action.


ARTICLE II
FORMATION


  2.1 <u>Formation</u>. The parties hereto have organized the Company as a limited liability company pursuant to the LLC Act and, for that purpose, have caused the Articles of Organization to be filed with SDAT.

  2.2 <u>Name</u>. The name of the Company shall be "Structural Elements Holdings, LLC."

  2.3 <u>Purpose</u>. The purpose for which the Company is formed is to engage in any lawful act or activity which may be carried on by a limited liability company under the LLC Act which may be authorized or approved from time to time by the Managing Member, whether or not related to any other business at the time or theretofore engaged in by the Company. The foregoing purpose shall be in addition to and not in limitation of the general powers of limited liability companies under the LLC Act.

  2.4 <u>Principal Office; Resident Agent</u>. The address of the principal office of the Company in the State of Maryland and the name and address of the resident agent of the Company in the State of Maryland are as set forth in the Articles of Organization. The Company may have such other offices, either within or without the State of Maryland, as the business of the Company may require from time to time.

  2.5 <u>Articles of Organization</u>. The Articles of Organization have been executed by an authorized person and filed for record with SDAT. The Managing Member shall take all necessary action to maintain the Company in good standing as a limited liability company under the LLC Act, including (without limitation) the filing of any certificates of correction or amendment and such other applications and certificates as may be necessary to protect the limited liability of the Members and to cause the Company to comply with the applicable laws of any jurisdiction in which the Company owns property or transacts business.

  2.6 <u>Term</u>. The Company shall have a perpetual existence beginning on the date that the Articles of Organization are filed with and accepted by SDAT, except that the Company may be dissolved in accordance with the terms of Article IX hereof.


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2.7   Intent. It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a "partnership" under the Code. No election shall be made by the Company, the Managing Member, or any Member for the Company to be excluded from the application of the provisions of Subchapter K of the Code, or from any similar provisions of state and foreign tax laws which relate to the taxation of partnerships. It also is the intent of the Members that the Company not be operated or treated as a "partnership" for purposes of Section 303 of the Federal Bankruptcy Code. No Member shall take any action inconsistent with the express intent of the Members as set forth in this Section 2.7.

2.8   No State Law Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member shall be a partner or joint venturer of any other Member, for any purposes other than federal and, if applicable, state tax purposes, and this Agreement shall not be construed to the contrary.

2.9   Title to Company Property. The Company shall hold all of its real and personal property in the name of the Company and not in the name of any Member.

2.10   Liability of the Members. No Member shall be liable under a judgment, decree or order of a court, or in any other manner for the debts or any other obligations or liabilities of the Company, solely by reason of being a Member of the Company.

2.11   Fictitious Names. The business of the Company may be conducted under such name or names as the Managing Member shall determine from time to time. The Managing Member is authorized to cause any such fictitious names to be registered or filed with such governmental officers as is necessary or in the best interests of the Company.

ARTICLE III
MEMBERS; CAPITAL

3.1   Members; Initial Capital Contributions. The name, address, and number of Units of each Member are as set forth on Schedule 1. Schedule 1 shall be amended from time to time to reflect any changes of address, the admission of any Additional Members or Substitute Members, changes to the number of Units of any Member, or any other changes to the information set forth thereon. Capital Contributions of the Members shall be maintained on the books and records of the Company.

3.2   Additional Capital Contributions. No Member shall be required to make any further Capital Contributions or to lend any funds to the Company. Furthermore, except as specifically provided in this Agreement, no Member shall have the right to make any further Capital Contribution or to lend any funds to the Company.

3.3   No Interest on Capital Contributions. No Member shall be paid interest on his Capital Contribution or Capital Account.

3.4   Return of Capital Contributions; Form. Except as specifically provided in this Agreement, no Member shall have the right to receive the return of any Capital Contribution. Except as specifically provided in this Agreement, if a Member is entitled to receive a return of a Capital Contribution, the Company may distribute cash, notes, property, or a combination thereof to such Member in return of the Capital Contribution.

3.5   Capital Accounts. A separate Capital Account shall be maintained for each Member. Each Member's Capital Account shall be determined, maintained and adjusted in accordance with the Code and the Regulations, including the capital account maintenance rules in Regulations Section 1.704-(1)(b)(2)(iv).

3.6   Funding of Additional Cash Requirements. If, at any time or from time to time, the Required Percentage of Members determine that the Company requires additional capital, then the Required Percentage of Members may obtain the required funds through any one or more of the following means:

(a)   Cause the Company to borrow the required funds from any third-party lender, on such terms and conditions as the Required Percentage of Members may determine;

(b)   Cause the Company to borrow the required funds from one or more Members (or any of their respective Affiliates) as a loan (each a "Cash Shortfall Loan"). Cash Shortfall Loans shall: (i) be evidenced by a written promissory note containing customary terms and conditions, (ii) bear interest at the annual rate of interest as determined by the Required Percentage of Members, and (iii) to the extent of current payments of principal and interest, be an expenditure of the Company in computing Available Cash; and/or

(c)   Cause the Company to obtain the required funds through the issuance of Additional Member Units to Additional Members as provided in Section 3.8 hereof.

3.7   Capital Account Adjustments upon Revaluation of Company Property. Unless otherwise determined by the Required Percentage of Members, the Members' Capital Accounts shall be adjusted in accordance with Regulation Section 1.704-1(b)(2)(iv)(f) to reflect a revaluation of Company property (including, but not limited to, intangible property such as goodwill) in connection with (i) the admission of an Additional Member, (ii) a distribution in liquidation of a Member's Unit(s) in the Company, (iii) the dissolution of the Company, or (iv) such other matters as the Required Percentage of Members deems appropriate. Following such an adjustment of Capital Accounts, the Members' Capital Accounts shall be adjusted in accordance with Regulation Section 1.704-1(b)(2)(iv)(g) to reflect their distributive shares of depreciation, depletion, amortization, and gain or loss, as computed for book purposes, and the Members' distributive shares of depreciation, depletion, amortization, and gain or loss, as computed for tax purposes, shall be determined in the same manner as under Code Section 704(c) and Regulation Section 1.704-1(b)(4)(i).

3.8   Additional Members.

(a)   Additional Members may be admitted to the Company upon such terms of admission (including, without limitation, the rights and obligations of the Additional Members) as the Required Percentage of Members may determine and upon execution and delivery by the Additional Member of a counterpart signature page to this Agreement and execution and delivery of such other agreements, documents, instruments, certificates, and other items as the Required Percentage of Members may require.

(b)   The admission of Additional Members to the Company shall be structured as an issuance of new Units or other ownership interests in the Company ("Additional Member Units"). Additional Member Units may be issued in exchange for cash, services performed or to be performed for or on behalf of the Company or any of its Affiliates, in-kind contributions of property to the Company, or such other consideration as may be deemed advisable by the Required Percentage of Members. Additional Member Units may have rights and obligations on parity with, superior to or subordinate to the rights and obligations of the Units. Accordingly, the admission of Additional Members and the related issuance of Additional Member Units may, among other things, decrease each existing Member's ownership interest in the Company and/or decrease the distribution rights of the Members. For the avoidance of doubt, no existing Member shall have any preemptive or similar right to purchase or acquire any Additional Member Units.

(c)   In connection with any such admission of Additional Members, unless otherwise determined by the Required Percentage of Members, the Capital Accounts of the existing Members shall be adjusted to reflect the revaluation of the Company's property in accordance with the terms and conditions upon which the Additional Member Units are issued to the Additional Members, and thereafter the Members' Capital Accounts shall be maintained and adjusted, and their distributive shares of Company items as computed for tax purposes shall be determined, in accordance with Regulations Section 1.704-1(b)(2)(iv)(f).   In addition, the Required Percentage of Members may amend this Agreement in such manner as the Required Percentage of Members deem appropriate to reflect the admission of Additional Members.

3.9   Capital Account Adjustments upon Exercise of Noncompensatory Options.   If the Company has outstanding or issues hereafter any warrant, convertible security or other right to acquire an interest in the Company, other than in connection with the performance of services (a "Noncompensatory Option"), that entitles the holder, upon exercise, to a share of the capital of the Company that exceeds, or is less than, the sum of the consideration paid to the Company for the issuance of the Noncompensatory Option and the consideration paid upon the exercise of the Noncompensatory Option, then upon exercise of the Noncompensatory Option the Members' Capital Accounts shall be adjusted and maintained in accordance with Proposed Regulation Section 1.704 1(b)(2)(iv)(s), as amended or made final.

3.10   Compensatory Interests. If the Company issues Profit Only Units or any other interest in connection with the performance of services on or after the effective date of final regulations issued by the IRS concerning the federal income tax consequences of partnership interests transferred in connection with the performance of services, the Company is authorized and directed to elect to treat the fair market value of the Profit Only Units or other interest as equal to its liquidation value (the "Safe Harbor"). In such event, the Company and all of the Members shall comply with all requirements of the Safe Harbor with respect to all Profit Only Units or other interest transferred in connection with the performance of services while the election remains effective, including without limitation making such allocations as may be required following the forfeiture of Profit Only Units or other interests with respect to which the recipient made an election under Section 83(b) of the Code.

ARTICLE IV
DISTRIBUTIONS; ALLOCATIONS

4.1   Distributions.

(a)   Subject to the provisions of Section 4.1(b) and Section 4.1(c) below, Available Cash shall be distributed by the Company to the Members on not less than an annual basis and at such times and in such total amount as shall be determined by the Required Percentage of Members in the following order of priority:

(i)   First, to any Franchisee Member during the first five (5) years of any Franchise Agreement between SEF and his Member Owned Franchising Affiliate, in an amount equal to the Initial Fees and Royalty Fees paid to the Company by such Member Owned Franchising Affiliate during the period from the date of the immediately preceding distribution pursuant to this Section 4.1(a)(i) and the date that the Required Percentage of Members approved of a current distribution under Section 4.1(a). In the event that there is insufficient Available Cash to give full effect to the preceding sentence and there are multiple Franchisee Members to whom this Section 4.1(a)(i) applies, each such Franchisee Member shall receive a pro rata share of the funds available for distribution under this Section 4.1(a)(i).

(ii)   Then, to the Members in accordance with their respective Percentage Interests.

(b)   The Company will, to the extent it has cash available for such purpose, to distribute to the Members, on or before April 1 of each year, an amount of cash sufficient to enable the Members to pay the aggregate federal, state and local income taxes derived by them from the allocation of taxable net income of the Company for the prior taxable year. Tax distributions under this Section 4.1(b) shall be determined assuming that each Member's distributive share of taxable income of the Company is subject to a combined effective federal and state income tax rate of forty percent (40%). All tax distributions made to the Members pursuant to this Section 4.1(b) shall be credited against and shall reduce subsequent distributions to the Members under the provisions of Section 4.1(a) above.

(c)   The Company's obligation to make distributions pursuant to this Agreement (including, without limitation, Section 4.1 hereof) shall be subject to the restrictions governing distributions under the LLC Act and such other pertinent governmental restrictions as are now or may hereafter become effective.

4.2   <u>Apportionment of Certain Proceeds</u>. Upon a merger or consolidation of the Company with or into any other entity, or any other sale or disposition of all or substantially all of the Company's outstanding Units to another entity in one transaction or a series of related transactions, the Members will apportion the proceeds of such transaction(s) among themselves in the same order, manner, and proportions as such proceeds would have been distributed by the Company to the Members pursuant to Section 4.1(a) hereof.

4.3   <u>Allocations of Profit and Loss</u>.

(a)   Subject to the provisions of Section 4.4 below, Profit for each fiscal year of the Company shall be allocated among the Members as follows:

(i)   First, to the Members in proportion to the Available Cash, if any, distributed to them pursuant to Section 4.1(a)(i);

(ii)   Second, if one or more Members has been allocated a Loss pursuant to Section 4.3(b) hereof, to each such Member in proportion to the amount of Loss so allocated until the amount of Profit allocated to each such Member under this Section 4.3(a)(i) is equal to the amount of Loss previously allocated to that Member pursuant to Section 4.3(b); and

(iii)   Third, to the Members in accordance with their respective Percentage Interests.

(b)   Subject to the provisions of Section 4.4 below, Loss for each fiscal year of the Company shall be allocated among the Members as follows:

(i)   First, to the Members in proportion to the Available Cash distributed to them pursuant to Section 4.1(a)(i);

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(ii)   Second, to the Members in accordance with their respective Percentage Interests until the amount of Loss so allocated to each Member under this Section 4.3(b)(i) is equal to the amount of Profit previously allocated to that Member pursuant to Section 4.3(a)(ii); and

(iii)   Third, to the Members in proportion to the positive balances in their respective Capital Accounts.

4.4   Regulatory Allocations.

(a)   Qualified Income Offset. No Member shall be allocated Loss or deductions if the allocation causes the Member to have an Adjusted Capital Account Deficit. Any amount not allocated to a Member due to the preceding sentence shall be allocated among the Members not affected by the preceding sentence in proportion to their percentage ownership of the then-outstanding Units. If a Member receives (1) an allocation of Loss or deduction (or item thereof) or (2) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the excess as quickly as possible. This Section 4.4(a) is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

(b)   Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3), and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Member, prior to any other allocation pursuant to this Article IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.4(b) shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.4(b) shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

(c)   Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations promulgated thereunder.

(d)   Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article IV, if there is a net decrease in Member Minimum Gain during any taxable year, each Member who has a share of such Member Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member's share of the net decrease in Member

Minimum Gain, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 4.4(d) is intended to comply with the partner minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(e)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any taxable year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(f)   Regulatory Allocations. The allocations set forth in this Section 4.4 (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Section 1.704-l(b). Notwithstanding any other provisions of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other profits, losses, and other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of allocations of other profits, losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

4.5   General.

(a)   If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, and any Member receiving any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled to such assets. Unless the Required Percentage of Members or, if applicable, the Liquidator determines otherwise, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Required Percentage of Members or the Liquidator (in the case of a dissolution). The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.3 and shall be properly credited or charged to the Capital Accounts of the Members prior to the distribution of the assets in liquidation.

(b)   All Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year or portion thereof for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer (in accordance with the provisions of this Agreement) during the taxable year, Profit or Loss shall be allocated between the transferor and the transferee on the basis of the number of days each was a Member during the taxable year. The Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to, any extraordinary non-recurring items of the Company.

(c)   The Managing Member shall amend this Article IV so as to cause this Article IV to comply with the Code and the Regulations promulgated under Code Section 704(b).

(d)   For purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulation Section 1.752-3(a)(3), the Members' interests in Company Profit are in proportion to their percentage ownership of the then-outstanding Units.

(e)   All amounts withheld or paid as taxes pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution, or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to Section 4.1 for all purposes of this Agreement. The Company is authorized to withhold from distributions (or to withhold with respect to allocations) to the Members and to pay over to the applicable federal, state, or local taxing authority any amounts required to be so withheld pursuant to the Code or any provisions of state or local law and to treat such amounts as having been distributed to the Members with respect to which such amounts were withheld.

(f)   The Profit or Loss of the Company shall be determined in accordance with the accounting methods followed for federal income tax purposes and otherwise in accordance with sound accounting principles and procedures applied in a consistent manner. An accounting shall be made for each fiscal year by the accountants employed by the Company as soon as possible after the close of each such fiscal year, to determine the Members' respective shares of Profit or Loss of the Company, which shall be credited or debited, as the case may be, to the Members' respective Capital Accounts. For tax purposes, all items of income, gain, loss, deduction or credit shall be allocated to and among the Members in the same proportion in which they share Profit and Loss.

(g)   No Member shall have the right to receive distributions from the Company in any form other than cash.

(h)   No Member shall be obligated to restore a Negative Capital Account.

(i)   If a Unit is issued, through the exercise of an option or otherwise, under terms that give the Member acquiring the Unit a share of Profits accruing prior to the date the Unit is issued, then, notwithstanding any other provision of this Agreement: (i) such Member shall be specially allocated, from such Profits accruing from and after the date the Unit is issued, an amount equal to the Member's share of such Profits accruing prior to the date the Unit is issued, and (ii) the amount of that special allocation shall reduce the amount of such Profits accruing from and after the date the Unit is issued that is allocated to each other Member in proportion to the amount of such Profits accruing prior to the date the Unit is issued that were allocated to that Member.

4.6   Partnership Representative.

(a)   The Members hereby appoint the Managing Member as the "partnership representative" as provided in Code Section 6223(a) (the "Partnership Representative"). The Members hereby appoint Douglas Bertram as the sole person authorized to act on behalf of the Partnership Representative (the "Designated Individual"). The Partnership Representative or the Designated Individual can be removed at any time by a vote of the Required Percentage of Members. The Partnership Representative shall resign if it is no longer a Member. In the event of the resignation or removal of the Partnership Representative or the Designated Individual, the Required Percentage of Members shall select a replacement Partnership Representative or Designated Individual. If the resignation or removal of the Partnership Representative or Designated Individual occurs prior to the effectiveness of the resignation or removal under applicable Regulations or other administrative guidance, the Partnership Representative or Designated Individual that has resigned or been removed shall not take any actions in its capacity as Partnership Representative or Designated Individual except as directed by the other Members.

(b)   The Partnership Representative shall promptly notify the Members of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment, and shall keep the other Members reasonably informed of the status of any tax audit or resulting administrative or judicial

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proceeding. However, the Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, including extending the statute of limitations, filing a request for administrative adjustment, filing suit relating to any Company tax refund or deficiency or entering into any settlement agreement relating to items of income, gain, loss or deduction of the Company.

(c)   The Company shall not elect into the BBA Procedures for any tax year beginning before January 1, 2018, and, to the extent permitted by applicable law and regulations, the Partnership Representative on behalf of the Company shall annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018, pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company shall elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226, as amended by the BBA) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(e)   The obligations of each Member or former Member under this Section 4.6 shall survive the transfer or redemption by such Member of its Units, the termination of this Agreement, or the dissolution of the Company.

ARTICLE V
MANAGEMENT

5.1   Managing Member.

(a)   Except as specifically provided in this Agreement, the Managing Member shall have the full, exclusive, and complete discretion, right, power, and authority to manage, control, administer, and operate the business and affairs of the Company, to make all decisions affecting such business and affairs, and to do all things which the Managing Member deems necessary or desirable in connection with the conduct of the business and affairs of the Company. Except as specifically provided in this Agreement, the Managing Member is authorized to act without the requirement of any consent or approval by the Members, including, without limitation, authorizing or taking any actions for which the unanimous consent of the Members is required under the LLC Act.

(b)   Notwithstanding the foregoing, the Company shall not, and the Managing Member shall not cause the Company or any of its Subsidiaries (or permit any delegatee to cause the Company or any of its Subsidiaries) to, take any of the following actions without receiving either the affirmative vote of the Required Percentage of Members at a meeting called pursuant to Section 6.3(a) or the prior written consent of the Required Percentage of Members, which shall not be unreasonably withheld, conditioned or delayed:

(i) purchase, redeem or otherwise acquire for value any membership interests in the Company or any of its Subsidiaries, other than repurchases from employees of the Company or any of its Subsidiaries pursuant to repurchase rights under vesting provisions related to the length of period of employment of such employees at the respective purchase prices initially paid by such employees for such membership interests;

(ii) in any one transaction or series of related transactions, incur any liability or obligation, make any capital commitments, incur any indebtedness, or grant any guarantee, mortgage, pledge, or security interest or other encumbrance on any of its assets, if such obligation, commitment, indebtedness, or encumbrance involves more than $150,000.

(iii) approve or engage in any expenditure of funds, including but not limited to expenditures by wire transfer, check, credit card, or debit card, equal to or in excess of $150,000 (and all checks equal to or in excess of $150,000 shall require the signature of at least two Members;

(iv) approve or make any loan (or other financial product) or enter into any commitment letter to make a loan (or other financial product) involving more than $150,000;

(v) sell, dispose, or exchange any assets of the Company or any of its Subsidiaries valued in excess of $150,000.

(vi) hire, fire, promote, or demote any employee or independent contractor whose total annual compensation (inclusive of any benefits) exceeds $150,000;

(vii) engage or approve any other actions which require approval of the Required Percentage of Members under this Agreement; or

(viii) increase or decrease compensation, including but not limited to salary, bonuses, or fees, of any employee, officer, Member, or Managing Member of the Company or any of its Subsidiaries, where the total compensation as a result of such increase exceeds $150,000.

(c) Notwithstanding Section 5.1(a), the Company shall not, and the Managing Member shall not cause the Company or any of its Subsidiaries (or permit any delegatee to cause the Company or any of its Subsidiaries) to, take any of the following actions without first providing notice to all of the Members of his intent to do so and receiving either the affirmative vote of the Required Percentage of Members at a meeting called pursuant to Section 6.3(a) or the prior written consent of the Required Percentage of Members, which shall not be unreasonably withheld, conditioned or delayed:

(i) amend the Articles of Organization or this Agreement, or waive any provision hereof, in any manner that would materially alter the rights or responsibilities of any Member; or

(ii) merge or consolidate with any Person; or sell, lease (as lessor), license (as licensor), or otherwise dispose of all or substantially all of the assets of the Company or any of its Subsidiaries; or purchase or otherwise acquire the capital stock or all or substantially all of the assets of another person; or liquidate, dissolve, recapitalize or reorganize in any form of transaction;

(d) Notwithstanding anything else contained herein or in the LLC Act, only a Member that owns twenty percent (20%) or more of the Membership Units shall have the right to challenge the validity of any action taken by the Managing Member set forth in this Section 5.1(a) or 5.1(b).

(e)   Notwithstanding anything else contained herein, for so long as the Original Members hold, in the aggregate, a majority of all issued Units, the Managing Member shall not take any action set forth in Section 5.1(b) hereof unless and until he has received either (1) the affirmative vote of each of the Original Members to taking such action at a meeting called pursuant to Section 6.3(a), or (2) the prior written consent of each of the Original Members to taking such action.

5.2   Right to Rely on the Managing Member. No Person dealing with the Company shall be required to inquire into or to obtain any other documentation as to the authority of the Managing Member to take any action permitted under Section 5.1 hereof.

5.3   Reimbursement. The Managing Member shall be entitled to reimbursement for reasonable, ordinary and necessary fees and expenses incurred by the Managing Member in connection with his duties as Managing Member of the Company. The Members shall be entitled to reimbursement for reasonable, ordinary and necessary fees and expenses incurred by the Members in connection with their duties and services performed on behalf of the Company.

5.4   Time and Efforts. The Members acknowledge and agree that the Managing Member is not required to devote its full time and efforts to the Company, but shall devote such time to the Company as is necessary to operate and manage the Company in a professional and competent manner.

5.5   Delegation of Duties. Notwithstanding anything to the contrary contained in this Agreement, the Managing Member may delegate all or any part of his duties as Managing Member to other Persons. Subject to Section 5.1(b) hereof, the fees paid by the Company to any such Person shall be determined by the Managing Member.

5.6   Resignation of Managing Member. The Managing Member may resign as the Managing Member of the Company upon sixty (60) days notice to all Members. If a Terminating Event occurs with respect to the Managing Member, then the Managing Member shall be deemed to have resigned as Managing Member of the Company immediately following the occurrence of such Terminating Event. The Managing Member's resignation as the Managing Member of the Company shall not affect the Managing Member's interest in his capacity as a Member (except as otherwise provided by this Agreement upon the occurrence of a Terminating Event).

5.7   Election of New Managing Member. The election of a new Managing Member following the resignation of the Managing Member pursuant to Section 5.6 above shall be effective only if each of the following conditions has been satisfied:

(a)   The new Managing Member shall have agreed to accept the responsibilities of the Managing Member hereunder; and

(b)   The new Managing Member shall have been elected by the Required Percentage of Members.

In the event of the election of a new Managing Member, the new Managing Member shall amend this Agreement to reflect the election of the new Managing Member and shall make all necessary or appropriate filings with the State of Maryland or other authorities.

5.8   Reserves. The Managing Member may cause the Company to establish, fund, and maintain reasonable reserves for working capital, taxes, insurance, replacements and capital improvements, contingent or anticipated liabilities, payment of Company indebtedness, and other Company expenses.

5.9   No Certificates.   The Units will not be evidenced or represented by certificates of membership interest issued by the Company.

5.10   Express Authority to Enter into the License.   The Managing Member shall have the express authority on behalf of the Company to enter into and take all actions under the Exclusive Trademark License Agreement.   It is hereby acknowledged and agreed (i) that the Exclusive Trademark License Agreement represents a below-fair-market license value for the use of the Licensed Marks (as that term is defined in the Exclusive Trademark License Agreement) pursuant to Section 1.1 of the Exclusive Trademark License Agreement and (ii) that the Exclusive Trademark License Agreement constituted the Managing Member's capital contribution to SEF prior to the consummation of those transactions in that certain Restructuring and Conveyance Agreement of even date herewith.

ARTICLE VI
MEMBERS

6.1   No Management Rights.   Except as otherwise provided in this Agreement, no Member, in his or its capacity as such, shall have any authority or right to act for or bind the Company or any of its Subsidiaries or to participate in or have any control over the Company's or any of its Subsidiaries' business or affairs, except for such authority to act for and bind the Company and any of its Subsidiaries as the Managing Member may, from time to time delegate to such Member in writing.

6.2   Other Businesses of Members.   Subject to the provisions of Section 6.7 below, any Member and any Affiliate thereof may engage in or possess an interest in other business ventures of any nature or description independently or with others, and neither the Company nor any Member shall have any rights in or to such independent ventures or the income or profits derived therefrom, and such activities shall not be construed as a breach of any duty of loyalty or other duty to the other Members or the Company.

6.3   Meetings of and Voting by Members.

(a)   If the vote, consent, approval or determination of the Members is required pursuant to this Agreement, a meeting of the Members may be called by the Managing Member or any Member. Meetings of Members shall be held at the Company's principal place of business in the State of Maryland or at any other place designated by the Managing Member. No less than two (2) or more than ninety (90) days before the meeting, the Managing Member shall give written notice of the meeting to each Member. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member waives notice if before or at the meeting the Member signs a waiver of the notice which is filed with the records of Members' meetings, or is present at the meeting in person or by proxy. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney in fact. A Member may participate in any meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at the meeting. Except as may be otherwise provided in this Agreement, action by the Members under this Agreement, if required, shall be taken only by the Required Percentage of Members.

(b)   In lieu of holding a meeting, the Members may vote or otherwise take action by a written instrument indicating the consent of the Required Percentage of Members or such other percentage as may be required by this Agreement.

(c)   Prior to taking any action set forth in Section 5.1(c), the Managing Member shall call a meeting of the Members pursuant to Section 6.3(a).

6.4   Withdrawal.

(a)   A Member may not withdraw from the Company as a Member without the prior written consent of the Required Percentage of Members, which consent may be withheld for any reason or for no reason, or unless such withdrawal is in connection with the sale or other transfer of all of such Member's Units pursuant to Article VII or Article VIII hereof. If a Member withdraws in violation of this Section 6.4, then such Member hereby agrees that such withdrawal will constitute a breach of this Agreement and such Member also agrees that the Company, in addition to any remedies otherwise available to the Company, may offset any damages due to such breach against any amounts otherwise distributable to such Member.

(b)   Unless a Member withdraws with the consent of the Required Percentage of Members or such Member's Units are sold or otherwise transferred pursuant to Article VII or Article VIII hereof, upon withdrawal by any Member the withdrawn Member shall not be entitled to receive any monies or property for its Units, and the withdrawn Member and/or the successor to the withdrawn Member shall have only the rights of an assignee under Section 4A-603(c) of the LLC Act.

6.5   Liability for Member Indebtedness; Indemnification by Members. If any Member (or any of such Member's Affiliates, directors, officers, stockholders, managers, members, partners, employees or agents) (each a "Liable Person") has incurred any indebtedness or obligation prior to the date of this Agreement that relates to or otherwise affects the Company, then neither the Company nor the other Members shall have any liability or responsibility for or with respect to such indebtedness or obligation, unless such indebtedness or obligation is assumed by the Company with the consent of the Required Percentage of Members. Furthermore, neither the Company nor any Member shall be responsible or liable for any indebtedness or obligation that is hereafter incurred by any Liable Person, unless such indebtedness or obligation is incurred in accordance with the authority granted to such Member under the terms of this Agreement. Each Liable Person shall indemnify and hold harmless the Company and the other Members from and against any and all claims, actions, demands, costs, expenses (including reasonable attorneys' fees), liabilities, damages and losses resulting or arising, directly or indirectly, from any indebtedness or obligation such Liable Person has incurred prior to the date of this Agreement or that such Liable Person may incur hereafter for which neither the Company nor the other Members has any liability or responsibility.

(d)   The provisions of this Section 6.5 shall survive the termination of each Member's interest in the Company.

6.6   Related-Party Transactions. The Company may engage in transactions with its Members and their respective Affiliates on such terms as are determined to be appropriate by the Required Percentage of Members.

6.7   Member Covenants.

6.7.1   Confidential Information.

(a)   No Member shall for any reason, directly or indirectly, disclose to any Person other than the Company and its Subsidiaries, or use for its own personal benefit or for the benefit of any Person other than the Company and its Subsidiaries, any Confidential Information.

(b)   Each Member shall, at all times take all precautions necessary to protect from loss or disclosure any and all documents or other information containing, referring to or relating to Confidential Information.

(c)   Notwithstanding the foregoing, a Member may disclose Confidential Information pursuant to a subpoena or other order issued by a court of competent jurisdiction or governmental agency, but only if such Member notifies the Managing Member in writing in advance of such disclosure and cooperates with the Managing Member in the event the Required Percentage of Members elects to legally contest and avoid such disclosure.

6.7.2   Noncompetition. Each Member covenants and agrees that, for so long as such Member holds any Units, and for a period of two (2) years thereafter, neither such Member nor any of its Affiliates will, without the prior written consent of the Required Percentage of Members, directly or indirectly, alone or as a director, officer, employee, agent, consultant, independent contractor, stockholder, partner, manager, member, joint venturer, or owner of (or as a lender or financier to) any company, business, enterprise, or entity, engage in or participate in the Business within the United States of America. A Member's ownership of not more than 4.99% of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange shall not be deemed, in and of itself, to violate the prohibitions of this Section. Notwithstanding the foregoing, a Member's employment as a physical therapist at not more than one (1) practice location for not more than one (1) employer shall not constitute a violation of the provisions of this Section 6.7.2; provided, however, that (i) such Member shall not teach to any other person the proprietary methods used in the Business and (ii) such Member shall have no involvement with any franchise which uses the proprietary methods of the Business or otherwise engage in the dissemination of the proprietary methods of the Business

6.7.3   Nonsolicitation. Each Member covenants and agrees that, for so long as such Member holds any Units, and for a period of two (2) years thereafter, neither such Member nor any of its Affiliates will, without the prior written consent of the Required Percentage of Members, directly or indirectly, alone or as a director, officer, employee, agent, consultant, independent contractor, stockholder, partner, manager, member, joint venturer, or owner of (or as a lender or financier to) any company, business, enterprise, or entity (i) solicit, encourage, or induce (or attempt to solicit, encourage, or induce) any client, customer, supplier, business partner, technology partner, contractor, subcontractor, licensor, licensee, landlord, lessor, or other Person with whom the Company or any of its Subsidiaries has a business relationship to cease doing business with (or alter or reduce its business relationship with) the Company or any of its Subsidiaries, or (ii) solicit, encourage, or induce (or attempt to solicit, encourage, or induce) any employee or service contractor of the Company or any of its Subsidiaries to leave the employ or service of the Company or any of its Subsidiaries, or in any way interfere with the relationship between the Company or any of its Subsidiaries, on the one hand, and its respective employees and/or service contractors, on the other hand; provided however, that in connection with the current business of Douglas Bertram and the potential future business and/or employment of Jason Knicely (both as expressly exempted from the noncompetition clause above), this nonsolicitation provision shall only apply for so long as Bertram and Knicely hold Units of the Company, respectively, and shall not apply for the 2 year period thereafter.

6.7.4   Nature of Restrictions; Enforcement.

(a)   Each Member hereby acknowledges and agrees that the restrictions and covenants set forth in Section 6.7.1, Section 6.7.2, and Section 6.7.3 hereof (i) are reasonable, in terms of scope, subject matter, geographic area, duration, and otherwise, and that the protections afforded to the Company and its Subsidiaries thereunder are necessary to protect its legitimate business interests, and (ii) do not preclude such Member from earning a livelihood or unreasonably impose limitations on such

Member's ability to earn a living. In addition, each Member acknowledges and agrees that the potential harm to the Company and its Subsidiaries of the non-enforcement of the provisions of Section 6.7.1, Section 6.7.2, and/or Section 6.7.3 outweighs any harm to such Member of their enforcement by injunction or otherwise. Each Member agrees that each provision of Section 6.7.1, Section 6.7.2, and Section 6.7.3 hereof shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses hereof. Moreover, each Member agrees that if one or more of such provisions shall for any reason be held to be unenforceable, such provision or provisions shall be construed by the appropriate judicial body so as to be enforceable to the maximum extent compatible with applicable law.

(b) Each Member acknowledges and agrees that any breach of the provisions of Section 6.7.1, Section 6.7.2, and/or Section 6.7.3 hereof will cause irreparable harm to the Company and its Subsidiaries. Accordingly, each Member acknowledges and agrees that the Company shall be entitled, in addition to any other remedies that may be available at law or in equity (including, without limitation, monetary damages), to obtain injunctive or other equitable relief in connection with any breach or threatened breach thereof, without the necessity of posting bond or other security, and each Member hereby agrees to waive the defense that there is an adequate remedy at law in any action, suit, or proceeding relating to such injunctive or other equitable relief.

(c) In addition to any other remedies that the Company may seek and obtain pursuant to this Agreement, the duration of the restrictions set forth in each of Section 6.7.2 and Section 6.7.3 hereof shall be extended by any and all periods of time during which such Member shall be found by a court of competent jurisdiction (or arbitrator) to have been in violation of any provision thereof.

(d) Each Member acknowledges and agrees that, in the event of any breach by such Member of the provisions of Section 6.7.1, Section 6.7.2, and/or Section 6.7.3 of this Agreement, the Company shall be entitled to an accounting and repayment of all profits, compensation, commissions, remuneration, or benefits which such Member and/or its Affiliates directly or indirectly have received or realized and/or may receive or realize as a result of, growing out of, or in connection with any such breach; such remedy shall be in addition to and not in limitation of any injunctive relief or other rights or remedies to which the Company is or may be entitled pursuant to this Agreement or applicable law.

6.7.5 <u>Survival</u>. The provisions of this Section 6.7 shall survive the termination of each Member's interest in the Company.


ARTICLE VII
TRANSFERS


7.1 <u>General Rule</u>.

(a) Except as specifically permitted in this Article VII or in Article VIII hereof, no Member shall Transfer all or any portion of such Member's Units (or any interest therein) without the prior written consent of the Required Percentage of Members, which consent may be withheld for any reason or for no reason.

(b) Every Transfer shall be subject to all of the terms, conditions, restrictions and obligations set forth in this Agreement. In addition, each Transfer shall be evidenced by a written agreement, in form and substance satisfactory to the Required Percentage of Members, which is executed by the transferor and the transferee(s).

(c)   The transferee of an interest in the Company transferred pursuant to this Article VII that is admitted to the Company as a Substitute Member in accordance with Section 7.6 hereof shall succeed to the rights and liabilities of the transferor Member and, after the effective date of such admission, the Capital Contribution and Capital Account of the transferor shall become the Capital Contribution and Capital Account, respectively, of the transferee, to the extent of the interest transferred.

(d)   The admission of a transferee as a Substitute Member shall become effective on the date an amendment to reflect the transferred Units is duly recorded in the Company's records. Upon the admission of a Substitute Member, Schedule 1 shall be amended to reflect the name and address of the Substitute Member.

(e)   Any attempted Transfer or withdrawal in contravention of any of the provisions of this Agreement shall be void *ab initio* and shall not bind or be recognized by the Company, the Managing Member, or the Members.

7.2   Certain Covenants of the Members. Each Member agrees with all other Members that such Member will not make any Transfer of all or any part of such Member's Units (or any interest therein) except in accordance with this Agreement.

7.3   Effect of Bankruptcy, Dissolution or Termination of a Member. The bankruptcy, dissolution, liquidation or termination of a Member shall not cause the termination or dissolution of the Company and the business of the Company shall continue. Except as otherwise provided in this Agreement, (i) upon any such occurrence, the trustee, receiver, executor, administrator, committee or conservator of such Member shall have all the rights of such Member for the purpose of settling or managing its estate or property, subject to the provisions of Section 7.5 hereof; and (ii) the Transfer by such trustee, receiver, executor, administrator, committee or conservator of any Member of any Units shall be subject to all of the restrictions hereunder to which such Transfer would have been subject if such Transfer had been made by such bankrupt, dissolved, liquidated or terminated Member.

7.4   Securities Laws Restrictions. Each Member understands that in addition to the restrictions on transfer contained in this Agreement, such Member must bear the economic risks of such Member's investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that such Member will not Transfer its Units unless such Units have been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

7.5   Member Dissociation Event.

(a)   A Person shall cease to be a Member (a "Former Member") upon the occurrence of any of the following events (each a "Member Dissociation Event"):

(i)   if the Member is an individual, the individual's death or adjudication by a court of competent jurisdiction as incompetent to manage the individual's person or property;

(ii)   if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(iii)   if the Member is a partnership or a limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(iv)   if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(v)   if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company; and

(vi)   any other event or condition with respect to a Member described in Section 4A-606 of the LLC Act.

(b)   Immediately upon the occurrence of a Member Dissociation Event, the Former Member shall cease to have any rights under this Agreement as a Member and shall only have the rights of an assignee to receive distributions which the Former Member was entitled to receive with respect to his or its Units pursuant to the provisions of this Agreement. A Former Member expressly shall have no right to require the Company to redeem and liquidate the Former Member's Units.

7.6   Admission of Substitute Member.

(a)   A Member who Transfers all or any part of its Units in accordance with the provisions of this Agreement shall remain a Member of the Company notwithstanding the Transfer of such Units, unless and until the transferee is admitted to the Company as a Substitute Member in accordance with the terms of this Section. Upon any permitted Transfer of any Member's Units pursuant to this Agreement, the transferor and transferee shall file with the Company an executed or authenticated copy of the written instrument of transfer.

(b)   A transferee of a Member may be admitted as a Substitute Member with respect to the Units acquired by such transferee pursuant to this Agreement only if and when each and all of the following conditions are satisfied:

(i)   the Required Percentage of Members (excluding the departing Member) approves the substitution of the transferee for the transferor;

(ii)   the transferor and transferee have executed and acknowledged such instruments as the Required Percentage of Members (excluding the departing Member) may reasonably deem necessary or desirable to effect such Transfer;

(iii)   unless waived by the Required Percentage of Members (excluding the departing Member), a transfer fee has been paid to the Company sufficient to cover all expenses of the Company connected with such Transfer;

(iv)   if requested by the Required Percentage of Members (excluding the departing Member), the transferor or the transferee has furnished to the Company an opinion of counsel satisfactory to counsel to the Company that the Transfer can be effected without registration under the Securities Act and applicable state securities laws, and that the Transfer will not result in a termination of the Company for federal income tax purposes;

(v)   a duly executed and acknowledged written instrument of transfer approved in form by the Required Percentage of Members (excluding the departing Member) has been filed with the Company setting forth the intention of the transferor that the transferee become a substituted Member in his place; and

(vi)   the transferee accepts and agrees to be bound by all the provisions of this Agreement by executing any documents required by the Required Percentage of Members (excluding the departing Member).

7.7   <u>Status of Certain Transferees</u>.

(a)   *Permitted Transfers*

(i)   Any transferee in a Transfer made in accordance with this Agreement shall have all the economic rights of a Member with respect to the interest transferred, to the maximum extent permitted by the LLC Act and the Code, and shall be subject to the terms, conditions, and restrictions set forth in this Agreement.

(ii)   Unless and until the transferee of part or all of the Units of a Member is admitted to the Company as a Substitute Member pursuant to this Agreement: (A) the transferee shall have no right to participate with the Members in any votes taken or consents granted or withheld by the Members hereunder, (B) the transferee shall have no right to further Transfer the Units transferred to him, and (C) the transferor shall remain liable to the Company for all contributions and other amounts payable with respect to the transferred Units to the same extent as if no Transfer had occurred.

(b)   *Non-permitted Transfers*

(i)   Unless and until all requirements set forth in this Agreement have been satisfied with respect to a proposed Transfer of Units, the Company shall continue to treat the transferor as the sole owner of the Units purportedly transferred, shall make no distributions to the purported transferee, shall not furnish to purported transferee any tax or financial information regarding the Company, and shall otherwise not treat the purported transferee as an owner of any Units or any other interest in the Company (either legal or equitable), unless otherwise required by law.

(ii)   The Company shall be entitled to seek injunctive relief, at the expense of the putative transferor, to prevent any such purported Transfer.

ARTICLE VIII
TERMINATING EVENTS; REDEMPTION

8.1   <u>Terminating Event</u>. Upon the occurrence of a Terminating Event with respect to a Member, such Member or such Member's legal or personal representative(s), as applicable (individually and collectively, the "Terminating Member") immediately shall give written notice thereof to the Company, and the Company shall have the right (but not the obligation) to redeem (the "Redemption Option") all (but not less than all) of the Units held by such Terminating Member (collectively, the "Redemption Units") for an aggregate redemption price (the "Redemption Option Purchase Price") equal to the Fair Market Value (as defined below) of the Redemption Units; provided, however, that if the applicable Terminating Event is any event or condition described in clause (g) or clause (h) of the definition of Terminating Event, then the Redemption Option Purchase Price shall be an amount equal to fifty percent (50%) of the Fair Market Value of the Redemption Units. If the Company desires to exercise the Redemption Option, then the Company shall so notify the Terminating Member in writing. The closing of the Redemption Option shall be held at the Company's principal office within sixty (60) days after the date on which the Company delivers to the Terminating Member written notice of the exercise of the Redemption Option. At such closing, (i) the Terminating Member shall assign and transfer to the Company all right, title, and interest in and to the Redemption Units (free and clear of all

DocuSign Envelope ID: E57A20D9-14FA-4AA0-B522-EA993166300F

liens, security interests, and other encumbrances) and shall execute and deliver to the Company such other and further assurances as the Company's attorney may reasonably require to transfer to and vest the Redemption Units in the Company; and (ii) the Company shall execute and deliver to the Terminating Member a promissory note in such form as determined to be reasonable by the Required Percentage of Members (excluding the Terminating Member) and with a principal amount equal to the Redemption Option Purchase Price. Such promissory note shall provide for sixty (60) consecutive equal monthly payments of principal, plus interest on the unpaid balance at a rate equal to the minimum rate necessary to avoid imputed interest or original issue discount under the Code, beginning three (3) months after the date of the closing. In addition, such promissory note will provide that the unpaid balance thereof may be prepaid at any time without premium or penalty. Furthermore, such promissory note shall be subject and subordinate to the Company's current and future obligations to any bank, finance company, or other financial institution in respect of extensions of credit to the Company, and the Terminating Member shall take such steps and execute such agreements, documents, instruments, and certificates as may be necessary or appropriate to effectuate such subordination.

        8.2   <u>Determination of Fair Market Value</u>. The fair market value (the "Fair Market Value") of the Redemption Units, shall be determined in accordance with this Section 8.2:

        (a)   <u>Agreement of Parties</u>. If the Company and the Terminating Member, can agree in writing as to the Fair Market Value of the Redemption Units, then such agreed value shall be the Fair Market Value of the Redemption Units. If no agreement on the Fair Market Value of the Redemption Units can be reached within fifteen (15) days after the date on which the Company first elects to redeem the Redemption Units pursuant to Section 8.1 then the Fair Market Value of the Redemption Units shall be determined pursuant to Section 8.2(b) below.

        (b)   <u>Third Party Appraisal</u>. If the Fair Market Value of the Redemption Units is not agreed upon as provided in Section 8.2(a) above within the time period stated therein, then, within seven (7) days thereafter, an appraiser shall be jointly selected by the Company and the Terminating Member. The determination of such jointly selected appraiser as to the Fair Market Value of the Redemption Units shall be final, binding, and conclusive. If the Company and the Terminating Member are unable to reach an agreement as to an appraiser within the time period herein stated, then the provisions of Section 8.2(c) below shall apply.

        (c)   <u>Additional Appraiser</u>. If the Company and the Terminating Member do not agree upon the selection of an appraiser as provided in Section 8.2(b) above within the period stated therein, then, within five (5) days after the expiration of the seven (7) day period provided for in Section 8.2(b) hereof, the Company and the Terminating Member each shall select one (1) appraiser and those two (2) appraisers shall select a third appraiser. All such appraisers shall be regionally recognized appraisers with substantial experience valuing entities similar to the Company. If either party fails to deliver the name of an appraiser within said five (5) day period, then the other party's appraiser shall serve as the sole appraiser. The appraiser so selected shall, within fifteen (15) days of being selected, determine the Fair Market Value of the Redemption Units. The determination of such appraiser shall be final, binding, and conclusive.

        (d)   <u>Costs of Appraisals</u>. The costs, expenses, and fees of the appraiser(s) shall be shared equally by the Company and the Terminating Member. Otherwise, each of the Company and the Terminating Member shall bear its own respective costs, expenses, and fees (including, without limitation, legal, accounting, and consulting fees) incurred in connection with the appraisal and closing process.

        (e)   <u>Valuation Factors</u>. All determinations of Fair Market Value hereunder shall take into account discounts for (i) minority interests, and/or (ii) any lack of liquidity or marketability of the Units.

        8.3   <u>Company Decisions</u>. All elections, determinations, and other decisions of the Company under this Article VIII shall be made by the Required Percentage of Members (excluding the terminating Member).

        8.4   <u>Life Insurance</u>. The Company may purchase insurance on the lives of one or more of its Members (or one or more of such Member's directors, officers, managers, or members) in connection with its rights under Section 8.1 above. The Company shall be the sole owner of the policies described in this Section and shall have all incidents of ownership connected with those policies. Each Member shall complete all applications and submit to all physical examinations required by any company to which an application is submitted for the insurance on his life. The amount to be paid to a deceased Member's personal or legal representative under this Article VIII shall be deemed to be paid in exchange for the interest of the Member in Company property, in accordance with Section 736(b) of the Code.

ARTICLE IX
DISSOLUTION

        9.1   <u>Events of Dissolution</u>. The Company shall be dissolved upon the happening of any of the following events:

        (a)   the election to dissolve and terminate the Company proposed by any Member and approved by the Required Percentage of Members; or

        (b)   the entry of a decree of judicial dissolution in respect of the Company.

        9.2   <u>Winding Up</u>. Upon dissolution under Section 9.1 hereof, no further business shall be conducted by the Company except for the taking of such action as shall be necessary for the winding up of the affairs of the Company and the distribution of its assets to the Members pursuant to the provisions hereof, and thereupon such Person or Persons as the Required Percentage of Members shall designate shall act as liquidating trustee (the "Liquidator") and with reasonable speed proceed to wind up and terminate the business and affairs of the Company.

        9.3   <u>Sale of Company Assets</u>. Upon dissolution, the Liquidator shall sell such of the Company assets as it deems necessary or appropriate. In lieu of the sale of any or all of the Company's property, the Liquidator may convey and assign all or any part of the Company's property to the Members. Such property shall be conveyed and accounted for in accordance with Section 4.5(a) above. A full accounting shall be made of the accounts of the Company and each Member thereof and of the Company's assets, liabilities and income, from the date of the last accounting to the date of such dissolution.

        9.4   <u>Distribution of Assets</u>. Upon the liquidation or dissolution of the Company, the Liquidation Funds shall be distributed to the Members to the extent of and in proportion to their respective Capital Accounts, after taking into account the allocations of Profit or Loss pursuant to Section 4.3 hereof and prior distributions of cash or property pursuant to Section 4.1 hereof. The Liquidator shall use commercially reasonable efforts to carry out the liquidation in conformity with the timing requirements of Regulation Section 1.704-1(b)(2)(ii)(g), but will not be bound to do so or liable in any way to any Member for failure to do so.

9.5　　Return of Capital Contributions. The Members shall look solely to the assets of the Company for the return of their Capital Contributions, and if the Company property remaining after the payment or discharge of the debts, obligations and liabilities of the Company is insufficient to return the Capital Contributions, they shall have no recourse therefor against the Liquidator, the Managing Member, or any Member.

9.6　　Termination. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Liquidator to minimize the normal losses attendant upon a liquidation. Each of the Members shall be furnished with a statement prepared by the Company's accountants which shall set forth the property and liabilities of the Company as of the date of complete liquidation. Upon compliance with the distribution plan set forth herein, the Members shall cease to be such, and the Liquidator shall execute, acknowledge and cause to be filed with the SDAT Articles of Cancellation for the Company. Upon completion of the dissolution, winding up, liquidation and distribution of the liquidation proceeds, the Company and this Agreement shall terminate.

ARTICLE X
BOOKS AND RECORDS; ACCOUNTING, TAX ELECTIONS, ETC.

10.1　　Fiscal Year; Methods of Accounting. The fiscal year of the Company shall be the year ending December 31. The method of accounting to be used in keeping the books of the Company shall be determined by the Required Percentage of Members in accordance with applicable law.

10.2　　Tax Elections. All tax elections required or permitted to be made by the Company shall be made by the Managing Member.

10.3　　Information Rights. As soon as practicable after the end of each fiscal year, the Company shall make the necessary arrangements such that all information relating to the Company necessary for the preparation by each Member of its federal income tax return is provided to the Member.

10.4　　List of Members. The Company shall maintain a list of the names and addresses of all Members at the principal office of the Company. Such list shall be made available for the review of any Member or its representative at reasonable times, and upon request, either in person or by mail, the Company shall furnish a copy of such list to any Member or its representative for the cost of reproduction and mailing.

10.5　　Accountants. The accountants for the Company shall be selected by the Required Percentage of Members.

10.6　　Organizational Expenses. The organizational expenses of the Company shall be deducted and amortized to the extent permitted by Section 709 of the Code.

10.7　　Inspection Rights. Each Member or the Member's authorized representative shall have the right, at any and all reasonable times during normal business hours to inspect all Company business records, financial statements and other financial and accounting data, bank balances and banking information, and all other Company information and supporting documents relating to the conduct and affairs of the Business ("Company Records").

10.8　　Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name (the "Bank Accounts"). The Managing Member shall determine the institution or institutions at which the Bank Accounts will be opened and maintained, the types of accounts, and the Members who will have authority with respect to the accounts and the funds therein. The Managing Member shall provide to the Members a monthly statement showing all Bank Account balances and activity during the prior month. Upon the request of any Member, the Managing Member shall permit such Member to inspect the records of the Bank Accounts.


ARTICLE XI
EXCULPATION; INDEMNIFICATION


11.1   Exculpation.

(a)   No Covered Person shall have any liability to the Company or to any Member for any loss suffered by the Company or any Member that arises out of any action or omission of such Covered Person in connection with or related to the Company, unless such action or omission constituted fraud, gross negligence or willful misconduct, or an intentional breach of this Agreement by such Covered Person.

(b)   No Person that serves as Liquidator pursuant to Article IX shall have any liability to the Company or any Member for any loss suffered by the Company or any Member that arises out of any action or omission of such Person in connection with or related to the Company, unless such action or omission constituted fraud, gross negligence or willful misconduct of such Liquidator.

(c)   Any repeal of or amendment to this Section 11.1 shall be prospective only and shall not adversely affect any limitation on the liability of a Covered Person or Person serving as Liquidator existing at the time of such repeal or amendment.

11.2   Indemnification.

(a)   Each Covered Person and each Liquidator (if any) (each an "Indemnitee") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including, without limitation, reasonable attorneys' fees), judgment, fine, or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of any acts or omissions, or alleged acts or omissions, arising out of (i) the Indemnitee's status or activities as the Managing Member and/or Liquidator and/or Member, or (ii) the Indemnitee's status as a director and/or officer of the Managing Member or the Company, in each case whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened, unless a court of competent jurisdiction finally determines (all appeals having been exhausted or waived) that such Indemnitee's course of conduct constituted (i) fraud, gross negligence or willful misconduct of such Indemnitee or (ii) an intentional breach of this Agreement. The termination of any action by judgment, order, settlement, or upon a plea of *nolo contendere* or its equivalent, shall not create a presumption that the Indemnitee's conduct constituted fraud, gross negligence or willful misconduct.

(b)   Any indemnity under this Section 11.2 shall be paid from assets of the Company (including, without limitation, insurance proceeds). No Member shall have any personal liability for indemnity payments to be made hereunder. The indemnification rights contained in this Section 11.2 shall be limited to out-of-pocket loss or expense.

(c)   Each Indemnitee shall be entitled to receive, upon application therefor, reasonable advances to cover the costs of defending any proceedings against him.

(d)   The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(e)   The rights to indemnification and advancement of expenses conferred in this Section 11.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

(f)   Any repeal of or amendment to this Section 11.2 shall be prospective only and shall not limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such repeal or amendment.

11.3   Conflicting Provisions. If any Covered Person or Indemnitee or the Company itself is subject to any federal or state law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 11.1 and the indemnification provisions set forth in Section 11.2 shall be deemed to be amended, automatically and without further action by the Managing Member or the Members, to the minimum extent necessary to conform to such restrictions.

ARTICLE XII
DISPUTE RESOLUTION

12.1   Disputes. Subject to the provisions of Section 12.5 below, in the event there is any dispute among the Members regarding the proper interpretation or effect of this Agreement (each a "Dispute"), any Member affected by such Dispute shall have the immediate right, upon notice to the other Members (the "Dispute Notice"), to initiate a discussion directed at resolving such Dispute.

12.2   Mediation. If the Members are unable to resolve the Dispute on a mutually satisfactory basis within thirty (30) days after the date of the Dispute Notice, then the Members shall submit the Dispute to non-binding mediation in accordance with procedures agreed upon by the Members. If the Dispute is not resolved through mediation within thirty (30) days of the initial request for mediation or within a time frame mutually agreed upon by the Members, then the Dispute shall be submitted for binding arbitration as provided in Section 12.3 below.

12.3   Binding Arbitration.

(a)   If a Dispute is required to be submitted to binding arbitration pursuant to Section 12.2 above (each an "Arbitration Matter"), then, in each such case, the procedures set forth in this Section 12.3 shall apply.

(b)   *Pre-Arbitration Procedure*.

(i)   Any Arbitration Matter shall be submitted to arbitration by notifying the other Member or Members, as the case may be, in writing of the submission of such Arbitration Matter to arbitration (the "Arbitration Notice"). The Member delivering the Arbitration Notice shall specify therein, to the fullest extent then possible, its version of the facts surrounding the Arbitration Matter and the amount of any damages and/or the nature of any injunctive or other relief such Member claims.

(ii)   Each Member receiving such Arbitration Notice shall respond within 10 business days after receipt thereof (the "Arbitration Response"), stating its version of the facts to the fullest extent then possible and, if applicable, its position as to damages or other relief sought by the Member delivering the Arbitration Notice.

(c)   *Arbitration Procedure*.

(i)   The arbitration shall be conducted in Baltimore, Maryland before one (1) arbitrator selected by the American Arbitration Association, unless otherwise agreed to by the parties in writing. The Commercial Arbitration Rules of the American Arbitration Association in effect on the date the matter is submitted to arbitration shall apply, unless otherwise agreed by the parties in writing. The Members shall submit the Arbitration Notice and the Arbitration Response to the arbitrator(s).

(ii)   The decision of the arbitrator(s) shall be in writing and shall contain the findings of fact and conclusions of law on which the decision is based. The arbitrator(s) shall not have the power to make any award that is inconsistent with the provisions of this Agreement or with the substantive law of the State of Maryland. Any award or final decision rendered pursuant to the arbitration may be entered for enforcement in any court of competent jurisdiction.

12.4   Expenses. The expenses of the arbitration proceeding, with the exception of attorney fees' (if any) and other expenses independently undertaken by each party, will be shared equally by the parties to the arbitration; provided, however, that the party which prevails in any such arbitration shall be entitled to reimbursement of its reasonable attorney's fees and costs associated with the arbitration proceeding as approved by the arbitrator(s).

12.5   Certain Breaches. Notwithstanding the terms of Section 12.1 above, the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction in order to enforce the Company's rights and remedies under Section 6.7 above.

12.6   Dissolution; Partition and Valuation. An arbitrator retained under Section 12.3 above with respect to an Arbitration Matter may prescribe (a) dissolution of the Company or (b) partition and valuation of the Company as a remedy to such Arbitration Matter; provided, however, that nothing in this Section 12.6 shall be construed to require such a remedy or to express any preference of the parties hereto in favor of such a remedy. Nothing in this Section 12.6 shall be construed to limit the authority such arbitrator would otherwise have with respect to an Arbitration Matter.

ARTICLE XIII
GENERAL PROVISIONS

13.1   <u>Notices</u>. Except as otherwise provided in this Agreement, all notices, consents or other communications required to be given under this Agreement shall be deemed sufficient for all purposes hereof if such notice, consent or other communication is in writing (including a written electronic communication) and: (a) personally delivered to the party to whom it is directed; (b) sent by facsimile telecommunication to a number provided by the party to whom it is directed, or by electronic mail to an electronic mail address provided by the party to whom it is directed, in each case with written confirmation of receipt; (c) sent by certified or registered mail return receipt requested, to the party to whom it is directed, postage and charges pre-paid, addressed to such party's address as set forth next to such party's name on <u>Schedule 1</u>; or (d) sent by express overnight delivery by a national carrier to the party to whom it is directed, addressed to such party's address as set forth next to such party's name on <u>Schedule 1</u>.

Except as otherwise expressly provided in this Agreement, (x) any notice, consent or other communication that is delivered in accordance with Section 13.1(b) above shall be deemed to be given when sent, if sent during normal business hours of the recipient; if not, then on the next business day, (y) any notice, consent or other communication that is sent by mail in accordance with Section 13.1(c) above shall be deemed to be given on the fifth (5th) business day after the date on which it was deposited in a regularly maintained receptacle for the deposit of United States mail, and (z) any notice, consent or other communication that is delivered in accordance with Section 13.1(a) or Section 13.1(d) above shall be deemed to be given when received.

Any Member may change its address by giving notice in writing stating its new address to the Company and all other Members. Commencing on the tenth (10th) day after the giving of such notice, such newly designated address shall be the Person's address for the purposes of all notices, consents or other communications required or permitted to be given pursuant to this Agreement.

13.2   <u>Specific Performance</u>. Each of the parties hereto recognizes that if any party hereto refuses to perform under the provisions of this Agreement or any other agreements or instruments provided for herein, then monetary damages alone would not be adequate to compensate the other parties for their injury. Accordingly, each party hereto shall be entitled, in addition to any remedies that may be available at law or in equity (including, without limitation, monetary damages), to obtain specific performance of the parties' obligations hereunder or thereunder, without the necessity of posting bond or other security. If any action is brought by a party hereto to specifically enforce this Agreement or any other agreements or instruments provided for herein, then the other parties shall waive the defense that there is an adequate remedy at law.

13.3   <u>Severability</u>. If any provision (or any part of any provision) contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, then such invalidity, illegality, or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Agreement, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision (or part thereof) had never been contained herein, but only to the extent such provision (or part thereof) is invalid, illegal, or unenforceable.

13.4   <u>Third Party Beneficiary Rights</u>. No provision of this Agreement is intended to be for the benefit of any creditor to whom any debts, liabilities or obligations are owed by, or who otherwise has any claim against, the Company or any of the Members, and no such creditor shall obtain any right under any such provisions or shall by reason of such provisions make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or any of the Members.

13.5 <u>Entire Agreement; Amendment; Waiver</u>. The Articles of Organization and this Agreement constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof, and supersede any and all prior agreements, communications and negotiations (whether oral or written) regarding the transactions contemplated hereby and thereby. No modification, amendment, or waiver of any provision of this Agreement or the Articles of Organization shall be effective unless such modification, amendment or waiver is approved in writing by the Required Percentage of Members.

13.6 <u>Governing Law; Jurisdiction</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Maryland, without giving effect to its conflict of law provisions. Each Member irrevocably consents to the non-exclusive jurisdiction of the courts of the State of Maryland and of the United States District Court for the District of Maryland, if a basis for federal jurisdiction exists.

13.7 <u>Expenses</u>. All expenses in connection with the development, financing and operation of the Company's business as well as the annual accounting fees, expenses for preparing and distributing Company financial statements and tax returns, and Company insurance premiums, shall be considered Company expenses. Each Member shall pay its own legal and accounting fees in connection with protecting or enforcing its particular Units.

13.8 <u>Statutory References</u>. Each reference in this Agreement to a particular statute or regulation, or a provision thereof shall, at any particular time, be deemed to be a reference to such statute or regulation, or provision thereof or to any similar or superseding statute or regulation, or provision thereof, as at such time is in effect.

13.9 <u>Due Authorization</u>. Each Member represents and warrants to the Company and the other Members that (A) such Member has the power and authority to execute, deliver and perform this Agreement and the transactions contemplated hereby, and (B) this Agreement has been duly executed and delivered by such Member and, assuming the due execution and delivery by the other Members, constitutes the legal, valid and binding obligation of such Member, enforceable in accordance with its terms.

13.10 <u>Further Assurances</u>. Each Member shall execute and deliver all such agreements, documents, instruments, and certificates, and shall do all such filing, recording, publishing, and other acts as the Managing Member deems appropriate to effectuate the provisions of this Agreement, to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

13.11 <u>Binding Effect</u>. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

13.12 <u>Waiver of Right to Judicial Dissolution</u>. The Members agree that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company. Each party hereby waives and renounces its right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company.

13.13 <u>Waiver of Partition and Valuation</u>. Each Member, on behalf of himself and his successors, representatives, heirs and assigns, hereby waives and releases each and all of the following rights that he has or may have, if any, by virtue of holding Units: (a) any right of partition or any right to take any other action which otherwise might be available to such Member for the purpose of severing its relationship with the Company or such Member's interest in the assets held by the Company from the interests of the other Members; and (b) except as expressly provided herein, any right to valuation and payment of the Units of any Member.

13.14   Spousal Interests in Units. To the extent that any Units of a Member constitute the marital or community property of such Member and his or her spouse, the Member shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement by having the spouse execute a spousal consent in the form of Exhibit A attached hereto. If a Member marries or remarries subsequent to the date of this Agreement, the Member shall obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage.

13.15   Testamentary Provisions. Each Member shall insert in his or her will a direction and authorization to the executor to fulfill and comply with the provisions of this Agreement.

13.16   Waiver of Jury Trial. EACH OF THE MEMBERS WAIVES ALL RIGHTS TO TRIAL BY JURY OF ANY CLAIMS OF ANY KIND ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. THE MEMBERS ACKNOWLEDGE THAT THIS IS A WAIVER OF A LEGAL RIGHT AND REPRESENT TO EACH OTHER THAT THESE WAIVERS ARE MADE KNOWINGLY AND VOLUNTARILY AFTER CONSULTATION WITH COUNSEL OF THEIR CHOICE. EACH OF THE MEMBERS AGREES THAT ALL SUCH CLAIMS SHALL BE TRIED BEFORE A JUDGE OF A COURT HAVING JURISDICTION WITHOUT A JURY.

13.17   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and may be delivered via facsimile or electronic transmission.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

STRUCTURAL ELEMENTS, LLC

DocuSigned by:

By:_______________________________ (SEAL)
0B3B3B5946A741E...
Name: Douglas Bertram
Title: Authorized Person

[Signature Page to Structural Elements Holdings, LLC Operating Agreement]

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:

Jason Knicley

F9E05E7B9860401 _____ (SEAL)

Name: Jason Knicley

DocuSign Envelope ID: E57A20D9-14FA-4AA0-B522-EA993166300F

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:
Daniel Fisher
3F10BD9E59074FF... _______________________ (SEAL)
Name: Daniel Fisher

[Signature Page to Structural Elements Holdings, LLC Operating Agreement]

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:

_____ (SEAL)
39B09144A0B1497...
Name: Frank Cholewicki

[Signature Page to Structural Elements Holdings, LLC Operating Agreement]

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:

Michael Starr

—146E2683CF454E6..._____ (SEAL)

Name: Michael Starr

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.


MEMBERS:


TRANSCENDENT STAGING & RENOVATION, LLC

By: _Thomas S. Bott_____ (SEAL)

DocuSigned by:
A86FBB4599704F7...

Name:
Title:

DocuSign Envelope ID: E57A20D9-14FA-4AA0-B522-EA993166300F

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:

88C8DC8C64414AE... ______________________ (SEAL)

Name: Paul Mellott

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:

357154AA511A4BE... _______________________________ (SEAL)

Name: Luke Laga

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.


MEMBERS:


TBSE, LLC

By: _____ (SEAL)
      357154AA511A4BE...

    Name:

    Title:

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.


MEMBERS:

TINA F. ROACH LIVING TRUST


By: _Tina Fawley Roach_ (SEAL)

DocuSigned by:
1483350DA187402...

Name:

Title: Trustee

DocuSign Envelope ID: E57A20D9-14FA-4AA0-B522-EA993166300F

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

STEVEN M. ROACH LIVING TRUST

By: *Steven Mark Roach* (SEAL)

DocuSigned by:
1483350DA187402...

Name:

Title: Trustee

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:

Herman Mellott

9BDD420374604CB_____ (SEAL)

Name: Herman Benjamin Mellott

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:

_______________________________ (SEAL)
F2DA97ED1B9B4D0...
Name: Herman Benjamin Mellott II

[Signature Page to Structural Elements Holdings, LLC Operating Agreement]

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:

Charles Paul Mellott

FE83985A5686417...
_____ (SEAL)

Name: Charles Paul Mellott

[Signature Page to Structural Elements Holdings, LLC Operating Agreement]

DocuSign Envelope ID: E57A20D9-14FA-4AA0-B522-EA993166300F

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:
Brian L. Mellott
9360CC6439B34A8... _______________ (SEAL)
Name: Brian L. Mellott

[Signature Page to Structural Elements Holdings, LLC Operating Agreement]

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.


MEMBERS:

DocuSigned by:

Gregory Duffey
733B9C04E33C4F3... _____ (SEAL)
Name: Gregory Duffey, as tenants by the entirety with Deborah Duffey

DocuSigned by:

Deborah Duffey
79C240C72AF440B... _____ (SEAL)
Name: Deborah Duffey, as tenants by the entirety with Gregory   Duffey


DocuSign Envelope ID: E57A20D9-14FA-4AA0-B522-EA993166300F

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

WILLIAM K AND CAMILA T PERRYMAN TRUST

DocuSigned by:
William K Perryman
By: FAC313908BCD434... (SEAL)
Name:
Title: Trustee

[Signature Page to Structural Elements Holdings, LLC Operating Agreement]

IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.


MEMBERS:

DocuSigned by:

Jeffrey N. Reeder _____ (SEAL)
B79F14047D1844C...
Name: Jeffrey N. Reeder, as tenants by the entirety with Gail S. Reeder

DocuSigned by:

Gail S. Reeder _____ (SEAL)
1F6F643E33D4471...
Name: Gail S. Reeder, as tenants by the entirety with Jeffrey N. Reeder


IN WITNESS WHEREOF, the Members have executed Agreement under seal as of the day and year first above written.

MEMBERS:

DocuSigned by:

_____ (SEAL)
39B09144A0B1497...

Name: Frank Cholewicki, as tenants by the entirety with Teri Cholewicki

DocuSigned by:

_____ (SEAL)
E591B65E3D17459

Name: Teri Cholewicki, as tenants by the entirety with Frank Cholewicki

[Signature Page to Structural Elements Holdings, LLC Operating Agreement]

Schedule 1
(List of Members)

Name of Member	Units
Structural Elements, LLC	67,000.00
Jason Knicley	33,000.00
Daniel Fisher	3,472.50
Frank Cholewicki	3,472.50
Michael Starr	3,822.50
Transcendent Staging & Renovation, LLC	3,472.50
Paul Mellott	3,822.50
Luke Laga	2,778.00
TBSE, LLC	4,167.00
Tina F. Roach Living Trust	1,911.25
Steven M. Roach Living Trust	1,911.25
Herman Benjamin Mellott	1,852.00
Herman Benjamin Mellott II	1,852.00
Charles Paul Mellott	1,852.00
Brian L. Mellot	1,667.00
Gregory and Deborah Duffey	2,017.00
William K and Camila T Perryman Trust	1,667.00
Jeffrey N. Reeder and Gail S. Reeder	6,217.00
Frank and Teri Cholewicki	700.00

DocuSign Envelope ID: E57A20D9-14FA-4AA0-B522-EA993166300F

<u>Exhibit A</u>
(Spousal Consent)

<u>SPOUSAL CONSENT</u>

       I, the spouse of a Member of Structural Elements Holdings, LLC (the "Company"), hereby acknowledge that I have read the foregoing Operating Agreement, dated as of December 31, 2021 (as it may be amended from time to time, the "LLC Agreement") and know its contents, including, but not limited to, those provisions that establish the rights of the Company to purchase any and all Units (as defined in the LLC Agreement) (or any interest therein) acquired by or awarded to me pursuant to a decree of divorce, dissolution, or separate maintenance, or pursuant to any property settlement or separation agreement. In accordance with the LLC Agreement, I hereby agree on behalf of myself and all my successors in interest that the LLC Agreement shall bind my marital or community interest, if any, in any and all Units (and any interest therein) that are at any time registered on the books and records of the Company in the name of my spouse. I acknowledge that I have been represented by separate counsel in the execution of this Spousal Consent.

Date: _____   _____
                                     (Signature)

EXHIBIT C

Custody Agreement



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME   ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1.   **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2.   **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3.   **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4.   Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i.   Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii.   Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i.   Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii.   Custodian will provide Client with a confirmation of the pending transfer.

    iii.   If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv. If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5. **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. **Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General. The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8.   Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9.   Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10.   Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

  i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

  ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

  iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

  iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v.   Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi.   Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii.   Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii.   Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix.   Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1.   **Company Site and Content.** Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5.   Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6.   Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7.   Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8.   Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1.   Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2.   Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3.   Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1.   Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. Termination for Breach. Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. Suspension, Termination, or Cancellation by Custodian.

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i.   Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii.   Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii.   Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv.   Custodian service partners are unable to support Client's use;

    v.   Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi.   Client fails to pay fees for a period of 90 days; or

    vii.   Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. Effect of Termination. On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

   7.1. **By Client.** Client represents, warrants, and covenants to Custodian that:

   (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2.   By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3.   Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1.   Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. Privacy. Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. Security. Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. Indemnity. Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. Indemnification Process.

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. Publicity. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. Entire Agreement. This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. Computer Viruses. Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. No Waiver. The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. Amendments. Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[*Remainder of page intentionally left blank. Signature page follows*.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place   _____
Suite 101
Sioux Falls, SD 57108   _____
Attn: Legal
Email: legal@bitgo.com   _____

                                       Attn:

                                       Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I. **Expanded Definition of Services.** Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II. **Fees.** The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	$_____
MMI wallets (exclusive of NFT holdings)	
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

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[1]   For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

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[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8.   Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1
ADDITIONAL TERMS

I. **MMI SERVICES**: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II. **NFT SERVICES:** See https://www.bitgo.com/legal/nft-service-terms

III. **STAKING SERVICES:** See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2. <u>Acceptance</u>. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3. <u>Revocation</u>. The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("<u>Restricted Property</u>") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4. <u>Custody of Property</u>. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "<u>Convertible Instruments</u>")).

5. <u>No Beneficial Interest</u>. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Beneficial Owner.   Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification.   The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Binding Effect.   This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices: